     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 16, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 SEMITOOL, INC.
             (Exact name of Registrant as specified in its charter)

             MONTANA                                                                81-0384392
 (State or other jurisdiction of                                                 (I.R.S. Employer
  incorporation or organization)                                              Identification Number)

                                 SEMITOOL, INC.
                             655 WEST RESERVE DRIVE
                            KALISPELL, MONTANA 59901
                                 (406) 752-2107

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------

                               RAYMON F. THOMPSON
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 SEMITOOL, INC.
                             655 WEST RESERVE DRIVE
                            KALISPELL, MONTANA 59901
                                 (406) 752-2107
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

            WILLIAM D. SHERMAN, ESQ.                            PETER T. HEALY, ESQ.
            JUSTIN L. BASTIAN, ESQ.                          STEVEN L. PICKERING, ESQ.
             HEIKE E. FISCHER, ESQ.                         C. BROPHY CHRISTENSEN, ESQ.
            MORRISON & FOERSTER LLP                            O'MELVENY & MYERS LLP
               755 PAGE MILL ROAD                                275 BATTERY STREET
          PALO ALTO, CALIFORNIA 94304                     SAN FRANCISCO, CALIFORNIA 94111
                 (650) 813-5600                                    (415) 984-8700

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM     PROPOSED MAXIMUM
          TITLE OF SHARES TO BE                AMOUNT TO BE           OFFERING             AGGREGATE            AMOUNT OF
                REGISTERED                      REGISTERED       PRICE PER SHARE(1)    OFFERING PRICE(1)    REGISTRATION FEE
Common Stock, no par value................   4,715,000 shares            $18              $84,870,000            $22,406

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) promulgated under the Securities Act and based on the average of the high and low reported sales prices on the Nasdaq National Market on June 14, 2000.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 16, 2000

PRELIMINARY PROSPECTUS

                                     [LOGO]

                                4,100,000 SHARES
                                  COMMON STOCK

                                ----------------

We are offering 3,036,000 shares of our common stock and the selling shareholders are selling an additional 1,064,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling shareholders.

Our common stock is traded on the Nasdaq National Market under the symbol "SMTL." The last reported sale price of our common stock on the Nasdaq National Market on June 14, 2000 was $17.81 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT THE RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                PER SHARE         TOTAL
                                                                ---------         -----
Public Offering Price.......................................  $               $
Underwriting Discounts and Commissions......................  $               $
Proceeds to Semitool........................................  $               $
Proceeds to the Selling Shareholders........................  $               $

We and a selling shareholder have granted the underwriters a 30-day option to purchase up to an additional 615,000 shares of our common stock to cover any over-allotments.

                            ------------------------

BEAR, STEARNS & CO. INC.

           NEEDHAM & COMPANY, INC.

                       WIT SOUNDVIEW

                              RAGEN MACKENZIE INCORPORATED

                 The date of this prospectus is        , 2000.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION MORE FULLY DESCRIBED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK IN THIS OFFERING. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS, BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. EXCEPT AS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS REFLECTS A 2-FOR-1 SHARE STOCK SPLIT THAT WE EFFECTED ON MARCH 28, 2000 AND ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                 SEMITOOL, INC.

    Semitool is a worldwide leader in the design, development, manufacture and support of high performance wet chemical processing equipment for use in the fabrication of semiconductor devices. Our primary families of tools include electrochemical deposition systems for the plating of copper interconnects for integrated circuits and other metals for various applications, and wafer surface preparation systems for cleaning, stripping and etching processes. This suite of technologically innovative batch and single wafer processing tools leverages our core wet chemical expertise and our more than two decades of innovation and experience building and supporting production-proven semiconductor fabrication equipment.

    The manufacturing of integrated circuits, called ICs, requires up to 350 complex and repetitive process steps to layer materials and create various features on a silicon wafer. Deposition is a process in which a film of either electrically insulating or conductive material, such as copper, is deposited on the surface of the wafer. The deposition of these film layers is interspersed with a number of other processes, including cleaning, stripping and etching, which selectively remove materials and otherwise condition the surface of the wafer. The IC manufacturing industry is experiencing several trends that are increasing the demand for wet chemical processing equipment that enables the fabrication of advanced ICs. These trends include:

    - development of smaller feature geometries;

    - transition to copper as a material for creating the circuitry, or interconnect, between the components of an integrated circuit; and

    - migration to larger (300 millimeter diameter) wafers.

    Our objective is to be the leading provider of innovative wet chemical processing equipment to IC manufacturers. To achieve this goal, we intend to pursue the following strategies:

    - maintain and expand our technology leadership by continuing to invest in research and development that leverages our wet chemical expertise;

    - offer a broad range of differentiated products for use in diverse IC manufacturing process applications;

    - leverage our process expertise across a variety of markets and applications; and

    - capitalize on our design and manufacturing expertise.

    With more than 20 years dedicated to the semiconductor and related industries, we have applied our wet chemical expertise in design, engineering, process and manufacturing to deliver innovations in electrochemical deposition and cleaning, stripping and etching processes to our global customer base. Our customers include many of the major semiconductor device manufacturers worldwide, including Advanced Micro Devices, Conexant Systems, Fujitsu, IBM, Infineon, Intel, Lucent Technologies, Maxim Integrated Products, Motorola, NEC, Philips Semiconductor, Samsung, STMicroelectronics, TSMC and UMC.

    Our principal executive offices are located at 655 West Reserve Drive in Kalispell, Montana 59901, and our telephone number is (406) 752-2107. Our website address is www.semitool.com. The information in our website does not constitute a part of this prospectus and is not incorporated into this prospectus by reference.

    We own the registered trademark "Semitool." This prospectus also includes other trademarks and tradenames of Semitool and third parties.

                                  THE OFFERING

Common stock offered by Semitool....................  3,036,000 shares
Common stock offered by the selling shareholders....  1,064,000 shares
Common stock to be outstanding after this
  offering..........................................  31,301,420 shares
Use of proceeds.....................................  For repayment of debt and general corporate purposes, including working
                                                      capital. See "Use of Proceeds."
Nasdaq National Market symbol.......................  SMTL

    The table set forth above is based on shares of our common stock outstanding as of March 31, 2000. This table excludes:

    - 1,159,350 shares of our common stock issuable upon exercise of outstanding options under our Amended 1994 Stock Option Plan as of March 31, 2000 at a weighted average exercise price of $6.19 per share; and

    - 757,604 shares of our common stock reserved for issuance under our Amended 1994 Stock Option Plan as of March 31, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                               SIX MONTHS ENDED
                                                YEAR ENDED SEPTEMBER 30,           MARCH 31,
                                             ------------------------------   -------------------
                                               1997       1998       1999       1999       2000
                                             --------   --------   --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales..................................  $193,952   $180,501   $122,528   $56,238    $103,863
Cost of sales..............................   102,862     89,522     64,880    29,574      48,579
                                             --------   --------   --------   -------    --------
Gross profit...............................    91,090     90,979     57,648    26,664      55,284

Operating expenses:
  Selling, general and administrative......    49,479     58,356     49,515    23,078      30,933
  Research and development.................    21,179     24,536     20,874    10,749      11,193
                                             --------   --------   --------   -------    --------
    Total operating expenses...............    70,658     82,892     70,389    33,827      42,126
                                             --------   --------   --------   -------    --------
Income (loss) from operations..............    20,432      8,087    (12,741)   (7,163)     13,158
Net income (loss)..........................  $ 12,523   $  4,805   $ (6,745)  $(4,108)   $  8,919
                                             ========   ========   ========   =======    ========

Earnings (loss) per share:
  Basic....................................  $   0.46   $   0.17   $  (0.24)  $ (0.15)   $   0.32
                                             ========   ========   ========   =======    ========
  Diluted..................................  $   0.45   $   0.17   $  (0.24)  $ (0.15)   $   0.31
                                             ========   ========   ========   =======    ========
Weighted average common shares:
  Basic....................................    27,352     27,566     27,594    27,584      27,838
                                             ========   ========   ========   =======    ========
  Diluted..................................    27,666     27,808     27,594    27,584      28,639
                                             ========   ========   ========   =======    ========

                                                                  MARCH 31, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  7,717     $ 51,492
Working capital.............................................    65,735      116,510
Total assets................................................   155,673      199,448
Note payable to bank........................................     8,911        1,911
Long-term debt and capital leases, due after one year.......     3,843        3,843
Total shareholders' equity..................................    93,144      143,919

    See Note 1 to the consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data.

    The as adjusted column in the consolidated balance sheet data above reflects adjustments to the actual data to show our receipt of the estimated net proceeds of $50.8 million from our sale of 3,036,000 shares of our common stock in this offering at an assumed public offering price of $17.81 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

    ANY INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS WOULD LIKELY SUFFER. IN THESE CIRCUMSTANCES, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

CYCLICALITY IN THE SEMICONDUCTOR INDUSTRY HAS HISTORICALLY LED TO SUBSTANTIAL DECREASES IN DEMAND FOR OUR SYSTEMS AND MAY FROM TIME TO TIME CONTINUE TO DO SO.

    Our operating results are subject to significant variation due to the cyclical nature of the semiconductor industry. Our business depends upon the capital expenditures of semiconductor manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry experienced a downturn in 1998 and 1999 which seriously harmed our operating results during that period. Typically, the semiconductor equipment industry has experienced more pronounced decreases in net sales than the semiconductor industry as a whole. Our net sales decreased from $194.0 million in fiscal 1997 to $180.5 million in fiscal 1998, and to $122.5 million in fiscal 1999. Any further downturns in the semiconductor industry will likely lead to proportionately greater downturns in our net sales.

    Although there are indications that the semiconductor industry may be improving:

    - the semiconductor industry may experience other, possibly more severe and prolonged, downturns in the future;

    - any continued recovery of the semiconductor industry may not result in an increased demand by semiconductor manufacturers for capital equipment or our products; and

    - the semiconductor industry may not continue to improve.

    Any future downturn in the semiconductor industry, or any failure of that industry to fully recover from its recent downturn, will harm our business, financial condition, results of operations and cash flows.

OUR OPERATING RESULTS HAVE IN THE PAST VARIED AND PROBABLY WILL CONTINUE TO VARY SIGNIFICANTLY IN THE FUTURE FROM QUARTER TO QUARTER, CAUSING VOLATILITY IN OUR STOCK PRICE.

    Our quarterly operating results have varied significantly in the past and may continue to do so in the future, which could cause our stock price to decline. Some of the factors that may influence our operating results and subject our common stock to extreme price and volume fluctuations include:

    - changes in customer demand for our systems, which is influenced by economic conditions in the semiconductor industry;

    - demand for products that use semiconductors;

    - market acceptance of our systems and those of our customers and changes in our product offerings;

    - the timing, cancellation or delay of customer orders and shipments;

    - product development costs, including research, development, engineering and marketing expenses associated with our introduction of new products and product enhancements; and

    - the levels of our fixed expenses relative to our net sales.

    In light of these factors and the cyclical nature of the semiconductor industry, we expect to continue to experience significant fluctuations in quarterly and annual operating results. Moreover, many of our expenses are fixed in the short-term which, together with the need for continued investment in research and development, marketing and customer support, limits our ability to reduce expenses quickly. As a result, declines in net sales could harm our business, financial condition, results of operations and cash flows.

OUR NET SALES MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER DUE TO RELATIVELY SMALL FLUCTUATIONS IN OUR UNIT SALES.

    During any quarter, a significant portion of our net sales may be derived from the sale of a relatively small number of systems. For example, our batch processing tools range in price from approximately $15,000 to $3.2 million per tool and our single wafer processing tools for cleaning, stripping and etching range in price from $300,000 to $2.2 million per tool. Accordingly, a small change in the number of tools we sell may also cause significant changes in our operating results. This, in turn, could cause fluctuations in the market price of our common stock.

VARIATIONS IN THE AMOUNT OF TIME IT TAKES FOR US TO SELL OUR SYSTEMS MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

    Variations in the length of our sales cycles could cause our net sales, and thus our business, financial condition, operating results and cash flows, to fluctuate widely from period to period. This variation could cause our stock price to decline. Our customers generally take a long time to evaluate many of our products before committing to make a purchase. We expend significant resources educating and providing information to our prospective customers regarding the uses and benefits of our systems. The length of time it takes us to make a sale depends upon many factors, including:

    - the efforts of our sales force and our independent sales representatives;

    - the complexity of the customer's fabrication processes;

    - the internal technical capabilities and sophistication of the customer;
      and

    - capital expenditure budget cycle of our customers.

    Because of the number of factors influencing the sales cycle, the period between our initial contact with a potential customer and the time when we recognize revenue from that customer, if ever, varies widely in length. Our sales cycle typically ranges from one to twelve months. Sometimes our sales cycle can be much longer, particularly with our international customers. The subsequent build cycle, or the time it takes us to build a product to customer specifications after receiving an order, typically ranges from one to six months. During these cycles, we commit substantial resources to our sales efforts in advance of receiving any revenue, and we may never receive any revenue from a customer despite our sales efforts.

    When a customer purchases one of our systems, that customer often evaluates the performance of the system for a lengthy period before potentially purchasing any more of our systems. The number of additional products a customer may purchase from us, if any, oftentimes depends on many factors, including a customer's capacity requirements. The period between a customer's initial purchase and subsequent purchases, if any, often varies from two to twelve months or longer, and variations in length of this period could cause further fluctuations in our operating results and possibly in our stock price.

RAPID TECHNOLOGICAL CHANGE COULD MAKE OUR PRODUCTS OBSOLETE OR UNMARKETABLE FOR SPECIFIC APPLICATIONS.

    We operate in an industry that is subject to evolving industry standards, rapid technological changes, rapid changes in customer demands and the rapid introduction of new, higher performance systems with shorter product life cycles. As a result, we expect to continue to make significant investments in research and development. Although, historically, we have had adequate funds from operations to devote to research and development, there can be no assurance that such funds will be available in the future or, if available, that they will be adequate. Also, we must manage product transitions successfully, since announcements or introductions of new products by us or our competitors could adversely affect sales of our existing products because these existing products can become obsolete or unmarketable for specific purposes. There can be no assurance that we will be able to develop and introduce new products or enhancements to our existing products on a timely basis or in a manner which satisfies customer needs or achieves widespread market acceptance. Any significant delay in releasing new systems could adversely affect our reputation, give a competitor a first-to-market advantage or allow a competitor to achieve greater market share. The failure to adjust to rapid technological change could harm our business, financial condition, results of operations and cash flows.

OUR ELECTROCHEMICAL DEPOSITION PRODUCTS MAY BECOME OBSOLETE OR TECHNOLOGICAL CHANGES MAY REDUCE OR LIMIT INCREASES IN EQUIPMENT CONSUMPTION, PARTICULARLY FOR COPPER INTERCONNECTS.

    Our business is to a large extent affected by the adoption of our family of electrochemical deposition tools, primarily for copper interconnect plating applications. Accordingly, our business would suffer if these products became obsolete or if sales of these products decreased. Our success depends on our ability to keep pace with technological changes and advances in the semiconductor industry and to adapt and improve our products in response to evolving customer needs and industry trends. Since its inception the semiconductor industry has experienced rapid technological change in the design, manufacture, performance and application of ICs and these changes are expected to continue in the future. Therefore, one or more developments in the semiconductor industry may render our products obsolete or less important to the IC manufacturing process, including:

    - increased competition from new or existing competitors who produce electrochemical deposition equipment;

    - the adoption of a new process for fabricating interconnects on ICs; and

    - advances in deposition technology that make it possible to deposit metal interconnects, such as copper, without our electrochemical deposition process.

FAILURE OF OUR PRODUCTS TO GAIN MARKET ACCEPTANCE WOULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

    We believe that our growth prospects depend upon our ability to gain customer acceptance of our products and technology. Market acceptance of products depends upon numerous factors, including compatibility with existing manufacturing processes and products, perceived advantages over competing products and the level of customer service available to support such products. Moreover, manufacturers often rely on a limited number of equipment vendors to meet their manufacturing equipment needs. As a result, market acceptance of our products may be adversely affected to the extent potential customers utilize a competitor's manufacturing equipment. There can be no assurance that growth in sales of new products will continue or that we will be successful in obtaining broad market acceptance of our systems and technology.

    We expect to spend a significant amount of time and resources to develop new systems and refine existing systems. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenue from the sale of any new systems. Our ability to commercially introduce and successfully market any new systems is subject to a wide variety of challenges during this development cycle, including start-up bugs, design defects and other matters that could delay introduction of these systems to the marketplace. In addition, since our customers are not obligated by long-term contracts to purchase our systems, our anticipated product orders may not materialize, or orders that do materialize may be cancelled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales of our systems in order to recoup research and development expenditures. The failure of any of our new products to achieve market acceptance would harm our business, financial condition, results of operation and cash flows.

OUR ABILITY TO REDUCE COSTS IS LIMITED BY OUR ONGOING NEED TO INVEST IN RESEARCH AND DEVELOPMENT.

    Our industry is characterized by the need for continued investment in research and development as well as customer service and support. As a result of our need to maintain our spending levels in these areas, our operating results could be materially harmed if our net sales fall below expectations. In addition, because of our emphasis on research and development and technological innovation, our operating costs may increase further in the future. We expect our research and development expenses to increase in absolute dollars for the foreseeable future.

IF THE SEMICONDUCTOR INDUSTRY FAILS TO BROADLY ACCEPT COPPER AS A REPLACEMENT FOR ALUMINUM AS THE WIRING CHOICE FOR ADVANCED SEMICONDUCTOR DEVICES, OUR COPPER PLATING PRODUCTS MAY NOT ACHIEVE MARKET ACCEPTANCE.

    Industries that use semiconductors are demanding increasingly complex, higher performance devices. Traditionally, semiconductor devices have used aluminum alloys to connect the transistors. However, we believe that as interconnects become increasingly smaller, copper is evolving as a replacement for aluminum as the wiring choice for advanced ICs. Our plating products are designed for plating copper on the wafer for copper interconnects and for cleaning the wafer after the plating process. If the semiconductor industry as a whole does not transition to copper interconnects, our copper plating and associated cleaning products will not achieve market acceptance or profitability.

INTENSE COMPETITION IN THE MARKETS IN WHICH WE OPERATE MAY REDUCE THE DEMAND FOR OUR PRODUCTS.

    The markets in which we compete are highly competitive. We face substantial competition from established competitors, some of which have:

    - greater financial, marketing, technical and other resources;

    - broader product lines;

    - more extensive customer support capabilities; and

    - larger sales organizations and customer bases.

    We may also face competition from new market entrants. Significant competitive factors in the semiconductor equipment market and other markets, in which we compete, include system performance and flexibility, cost of ownership, the size of each manufacturer's installed customer base, customer service and support capabilities and breadth of product lines. In order to remain competitive, we must maintain a high level of investment in research and development, marketing and customer service while controlling operating expenses. There can be no assurance that we will have sufficient resources to continue to make such investments or that our products will continue to be viewed as competitive as a result of technological advances by competitors or changes in semiconductor processing technology. Our competitors may also increase their efforts to gain and retain market share through competitive pricing. Such competitive pressures may necessitate significant price reductions by us or result in lost orders which could harm our business, financial condition, results of operations and cash flows.

    Moreover, there has been significant merger and acquisition activity among our competitors and potential competitors. These combinations may provide such competitors and potential competitors with a competitive advantage over us by enabling them to more rapidly expand their product offerings and service capabilities to meet a broader range of customer needs. Many of our customers and potential customers are relatively large companies that require global support and service for their semiconductor manufacturing equipment. Our larger competitors have more extensive infrastructures than we do, which could place us at a disadvantage when competing for the business of global semiconductor device manufacturers.

    We expect our competitors to continue to improve the design and performance of their products. There can be no assurance that our competitors will not develop enhancements to, or future generations of, competitive products that will offer superior price or performance features, or that new processes or technologies will not emerge that render our products less competitive or obsolete. As a result of the substantial investment required to integrate capital equipment into a production line, we believe that once a manufacturer has selected certain capital equipment from a particular vendor, the manufacturer generally relies upon that vendor to provide equipment for the specific production line application and may seek to rely upon that vendor to meet other capital equipment requirements. Accordingly, we may be at a competitive disadvantage for a protracted period of time with respect to a particular customer if that customer utilizes a competitor's manufacturing equipment. There can be no assurance that we will be able to compete successfully in the future.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS MAY BE VERY COSTLY, AND THE FAILURE TO COMPLY COULD RESULT IN LIABILITIES, FINES AND CESSATION OF OUR BUSINESS.

    We are subject to a variety of governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals. Current or future regulations could require us to purchase expensive equipment or to incur other substantial expenses to comply with environmental regulations. Any failure by us to control the use of, or adequately restrict the discharge or disposal of, hazardous substances could subject us to future liabilities, result in fines being imposed on us, or result in the suspension of production or cessation of our manufacturing operations.

DUE TO OUR SIGNIFICANT LEVEL OF INTERNATIONAL SALES, WE ARE SUBJECT TO OPERATIONAL, FINANCIAL AND POLITICAL RISKS SUCH AS CURRENCY FLUCTUATIONS, UNEXPECTED CHANGES IN REGULATORY REQUIREMENTS, TARIFFS, POLITICAL AND ECONOMIC INSTABILITY, ADVERSE TAX CONSEQUENCES, OUTBREAKS OF HOSTILITIES AND DIFFICULTIES IN MANAGING FOREIGN SALES REPRESENTATIVES AND STAFFING FOREIGN BRANCH OPERATIONS.

    Our net sales attributable to customers outside the United States as a percentage of our total net sales were approximately 35.9% in fiscal 1997, 38.3% in fiscal 1998, 52.8% in fiscal 1999 and 57.8% in the six month period ended March 31, 2000. We expect net sales outside the United States to continue to represent a significant portion of our future net sales. Sales to customers outside the United States are subject to various risks, including:

    - exposure to currency fluctuations;

    - political and economic instability, particularly in Taiwan and Korea;

    - unexpected changes in regulatory requirements in each of the countries outside the United States in which we operate;

    - tariffs and other market barriers in each of the countries outside the United States in which we operate;

    - potentially adverse tax consequences in each of the countries outside the United States in which we operate;

    - outbreaks of hostilities, particularly in Taiwan and Korea;

    - difficulties in managing foreign sales representatives and distributors in each of the countries outside the United States in which we operate; and

    - difficulties in staffing and managing foreign branch operations in each of the countries outside the United States in which we operate.

    In addition, because a majority of our international sales are denominated in U.S. Dollars, our ability to compete overseas could be adversely affected by a strengthening U.S. Dollar. Moreover, although we endeavor to meet technical standards established by foreign standards setting organizations, there can be no assurance that we will be able to comply with changes in foreign standards in the future. Our inability to design products to comply with foreign standards or any significant or prolonged decline in our international sales could harm our business, financial condition, results of operations and cash flows.

IF THE PROTECTION OF OUR PROPRIETARY RIGHTS IS INADEQUATE, OUR BUSINESS COULD BE HARMED.

    Our success depends in significant part on the technically innovative features of our products. We currently hold 69 U.S. patents, some with pending foreign counterparts, have 108 U.S. patent applications pending and intend to file additional patent applications as we deem appropriate. There can be no assurance that patents will issue from any of our pending applications or that existing or future patents will be sufficiently broad to protect our technology. While we attempt to protect our intellectual property rights through patents, copyrights and non-disclosure agreements, there can be no assurance that we will be able to protect our technology, or that competitors will not be able to develop similar technology independently. In addition, the laws of certain foreign countries may not protect our intellectual property to the same extent as the laws of the United States. Moreover, there can be no assurance that our existing or future patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide meaningful competitive advantages to us. In any of such events, our business, financial condition, results of operations and cash flows could be harmed.

    There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Although we are not aware of any infringement by our products of any patents or proprietary rights of others, further commercialization of our products could provoke claims of infringement from third parties. In the future, litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which by itself could have a material adverse effect on our financial condition, results of operations and cash flows. Further, adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities and damages to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could harm our business, financial condition, results of operations and cash flows.

PROTECTION OF OUR INTELLECTUAL PROPERTY RIGHTS OR THE EFFORTS OF THIRD PARTIES TO ENFORCE THEIR OWN INTELLECTUAL PROPERTY RIGHTS AGAINST US, HAS IN THE PAST RESULTED IN, AND MAY IN THE FUTURE RESULT IN, COSTLY AND TIME-CONSUMING LITIGATION.

    In order to enforce any patents issued to or licensed by us, or to determine the scope or validity of a third party's patent or other proprietary rights, we may be required to initiate litigation. Any such litigation, regardless of outcome, could be expensive and time consuming, and could subject us to significant liabilities or require us to re-engineer our product or obtain expensive licenses from third parties.

    For example, in August 1998, we filed suit against Novellus Systems, Inc. in the United States District Court for the Northern District of California (Case No. C-98-3089 DLJ), alleging infringement of two of our patents relating to single substrate processing tools used in electrochemical deposition of copper onto semiconductor wafers. We sought damages for past infringement, a permanent injunction prohibiting future infringement, treble damages for willful infringement, prejudgment interest and attorneys' fees. Novellus answered the complaint by denying all of the allegations and counter-claiming for declaratory judgment of invalidity, noninfringement and attorneys' fees. Novellus filed a motion for summary judgment of noninfringement, which motion was granted on March 17, 2000, and judgment was subsequently entered on May 12, 2000 dismissing the case. We filed an appeal to the United States Court of Appeals for the Federal Circuit on May 15, 2000, seeking review of the ruling on the motion for summary judgment. We can provide no assurance of the prospect of our success in such litigation.

OUR EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY MAY BE LESS EFFECTIVE IN SOME FOREIGN COUNTRIES WHERE INTELLECTUAL PROPERTY RIGHTS ARE NOT AS WELL PROTECTED AS IN THE UNITED STATES.

    In fiscal 1999, approximately 52.8% of our net sales was derived from sales in foreign countries, including certain countries in Asia such as Japan, Korea and Taiwan. The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement in such countries, some of which are countries in which we have sold and continue to sell systems. For example, Taiwan is not a signatory to the Patent Cooperation Treaty, which is designed to specify rules and methods for defending intellectual property internationally. In Taiwan, the publication of a patent prior to its filing would invalidate the ability of a company to obtain a patent. Similarly, in contrast to the United States where the contents of patents remain confidential during the patent prosecution process, the contents of a patent are published upon filing which provides competitors an advanced view of the contents of a patent application prior to the establishment of patent rights. There is a risk that our means of protecting our proprietary rights may not be adequate in these countries. Our competitors in these countries may independently develop similar technology or duplicate our systems. If we fail to adequately protect our intellectual property in these countries, it would be easier for our competitors to sell competing products in those countries.

WE DEPEND ON OUR KEY CUSTOMERS.

    Our ten largest customers accounted for 50.9% of net sales in fiscal 1997, 54.6% in fiscal 1998, 52.2% in fiscal 1999 and 55.4% in the six months ended March 31, 2000. We expect this trend to continue. Although the composition of our largest customers has changed from year to year, the loss of, or a significant curtailment of purchases by, one or more of our key customers or the delay or cancellation of a large order could cause our net sales to decline significantly which would harm our business, financial condition, results of operations and cash flows. Similarly, delays in payments by key customers could have a significant impact on our cash flows.

    There is a limited number of mostly large companies operating in the highly concentrated, capital intensive semiconductor industry. Accordingly, we expect that we will continue to depend on a small number of large companies for a significant portion of our net sales. In addition, as large semiconductor manufacturers seek to establish closer relationships with their suppliers, we expect that our customer base will become even more concentrated.

OUR DEPENDENCE ON KEY SUPPLIERS COULD DELAY SHIPMENTS AND INCREASE OUR COSTS.

    Some components and subassemblies included in our products are obtained from a single source or a limited group of suppliers. The loss of, or disruption in, shipments from these sole or limited source suppliers could in the short-term adversely affect our business and results of operations. Further, a significant increase in the price of one or more of these components could harm our business, financial condition, results of operations and cash flows.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS COULD ADVERSELY AFFECT THE RIGHTS OF THE HOLDERS OF OUR COMMON STOCK.

    The anti-takeover provisions of Montana law and our Articles of Incorporation and bylaws may make a change of control of Semitool difficult, even if a change of control would be beneficial to our shareholders. Our Articles of Incorporation authorize our Board of Directors to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series, without further vote or action by the shareholders. Although we have no present plans to issue any preferred stock, we view the authorized preferred stock as a financing vehicle. In addition, under Montana law and our charter documents, our Board of Directors may adopt additional anti-takeover measures in the future.

    Any anti-takeover provisions, including any issuance of preferred stock, could have the effect of discouraging a third party from making a tender offer or otherwise attempting to gain control of us. In addition, these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

COMPETITIVE CONDITIONS IN OUR INDUSTRY MAY LEAD TO INCREASED PRICE COMPETITION OR LOSS OF MARKET SHARE FOR OUR PRODUCTS.

    Due to intense competitive conditions in the semiconductor equipment industry, we have from time to time selectively reduced prices on our systems in order to protect our market share, and competitive pressures may necessitate further price reductions. Our competitors are likely to announce the introduction of new products or lower prices which will affect the prices of our systems and the level of discounts we grant our customers. To the extent that any of our semiconductor equipment systems are not distinguished from those of our competitors by significant technological advantages, we may experience increased price competition or loss of market share with respect to those systems.

WE MUST ATTRACT AND RETAIN KEY PERSONNEL INCLUDING A PRESIDENT AND A VICE PRESIDENT OF SALES, TO HELP DIRECT AND SUPPORT OUR FUTURE GROWTH. COMPETITION FOR SUCH PERSONNEL IN OUR INDUSTRY IS HIGH.

    Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of any of these key personnel, particularly our Chairman, President and Chief Executive Officer Raymon F. Thompson, who would be extremely difficult to replace, could harm our business and operating results. We do not have key person life insurance on any of our executives. From time to time, we search for new members of our key management team and are currently looking for a president and vice president of sales. In addition, at times in our industry, we have often experienced significant employee attrition, and we may experience further attrition in the event of a future downturn. Further, to support future growth, we will need to attract and retain additional qualified employees. Competition for such personnel in our industry is intense, and we may not be successful in attracting and retaining qualified senior executives and other employees.

WE MANUFACTURE SUBSTANTIALLY ALL OF OUR EQUIPMENT AT A SINGLE FACILITY, AND ANY PROLONGED DISRUPTION IN THE OPERATIONS OF THAT FACILITY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR NET SALES.

    We manufacture substantially all of our equipment in our primary manufacturing facility located in Kalispell, Montana. Our manufacturing processes are highly complex and require sophisticated and costly equipment and a specially designed facility. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction or damage as a result of a fire or any other reason, could seriously harm our ability to satisfy our customer order deadlines. If we cannot timely deliver our systems, our net sales could suffer a material adverse effect.

WE RELY UPON INDEPENDENT SALES REPRESENTATIVES FOR A SIGNIFICANT PORTION OF OUR SALES, AND A DISRUPTION IN OUR RELATIONSHIPS WITH THESE REPRESENTATIVES COULD HAVE A NEGATIVE IMPACT ON OUR SALES IN CHINA, JAPAN AND TAIWAN.

    Historically, a substantial portion of our sales have been made through independent sales representatives and distributors. Currently, we do not use any distributors. We expect that sales through independent sales representatives will represent a material portion of our sales for the next several years. In particular, all our sales in China and Taiwan and some sales in Japan will continue to be made through independent sales representatives for the next several years. In some locations, our independent sales representatives also provide field service to our customers. The activities of these representatives are generally not within our control. A reduction in the sales or service efforts or financial viability of any of our independent sales representatives, or a deterioration or termination of any of our relationships with them, could harm our net sales, our financial results and our ability to support our customers.

SINCE A SUBSTANTIAL PORTION OF OUR NET SALES ARE DERIVED FROM SALES IN FOREIGN COUNTRIES THAT ARE DENOMINATED IN U.S. DOLLARS, WE COULD EXPERIENCE A SIGNIFICANT DECLINE IN SALES OR EXPERIENCE COLLECTION PROBLEMS IN THE EVENT THE U.S. DOLLAR BECOMES MORE EXPENSIVE RELATIVE TO LOCAL CURRENCIES.

    A substantial portion of our international sales are denominated in U.S. Dollars. As a result, if the U.S. Dollar rises in value in relation to foreign currencies, our systems will become more expensive to customers outside the United States and less competitive with systems produced by competitors outside the United States. Such conditions could negatively impact our international sales. Foreign sales also expose us to collection risk in the event it becomes more expensive for our foreign customers to convert their local currencies into U.S. Dollars.

IF WE DELIVER SYSTEMS WITH DEFECTS, OUR CREDIBILITY WILL BE HARMED AND THE SALES AND MARKET ACCEPTANCE OF OUR SYSTEMS WILL DECREASE.

    Our systems are complex and sometimes have contained errors, defects and bugs when introduced. If we deliver systems with errors, defects or bugs, our credibility and the market acceptance and sales of our systems could be harmed. Further, if our systems contain errors, defects or bugs, we may be required to expend significant capital and resources to alleviate such problems. Defects could also lead to product liability as a result of lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability arising from defects in our systems. Our product liability policy currently provides only limited coverage per claim. In the event of a successful product liability claim, we could be obligated to pay damages which are not covered by product liability insurance or which are significantly in excess of our product liability insurance limits.

A SMALL GROUP OF MAJOR SHAREHOLDERS WILL CONTINUE TO HAVE A SIGNIFICANT INFLUENCE OVER OUR BUSINESS AFTER THIS OFFERING AND COULD DELAY, DETER OR PREVENT A CHANGE OF CONTROL OR OTHER BUSINESS COMBINATION.

    Immediately after the closing of this offering, Raymon F. Thompson, our Chairman, President and Chief Executive Officer, will hold approximately 37.2% of our outstanding stock, or 35.4% if the underwriters' option to purchase additional shares of our common stock is exercised in full. In addition, immediately after the closing of this offering, our officers and directors as a group will hold approximately 37.6% of our outstanding stock, or 35.8% if the underwriters' option to purchase additional shares of our common stock is exercised in full. The interests of these shareholders may not always coincide with our interests or those of our other shareholders. By virtue of their stock ownership and board representation, these shareholders will continue to have a significant influence over all matters submitted to our Board of Directors and our shareholders, including the election of our directors, and will be able to exercise significant control over our business, policies and affairs. Through their concentration of voting power, these shareholders, acting individually or together, could cause us to take actions that we would not consider absent their influence, or could delay, deter or prevent a change of control of us or other business combination that might otherwise be beneficial to our other shareholders.

OUR BACKLOG MAY NOT RESULT IN FUTURE NET SALES.

    We schedule the production of our systems based in part upon order backlog. Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. In addition, while we evaluate each customer order on a case by case basis to determine qualification for inclusion in backlog, there can be no assurance that amounts included in backlog will ultimately result in future sales. A reduction in backlog during any particular period, or the failure of our backlog to result in future sales, could harm our business.

WE HAVE EXPERIENCED A PERIOD OF RAPID GROWTH AND IF WE ARE NOT ABLE TO SUCCESSFULLY MANAGE THIS AND FUTURE GROWTH, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE SIGNIFICANTLY HARMED.

    We have recently experienced a significant growth in net sales. Our net sales increased 84.7% from approximately $56.2 million during the six months, ended March 31, 1999 to approximately $103.9 million during the six months ended March 31, 2000. In addition, our consolidated orders backlog increased 213.3% from approximately $29.4 million at March 31, 1999 to $92.1 million at March 31, 2000. We cannot assure you we will be able to continue to maintain or increase the level of net sales in future periods. Further, this growth has placed, and is expected to continue to place, a significant strain on our management and operations. If we are unable to effectively manage this growth, our business, financial condition and results of operations could be significantly harmed.

OUR STOCK PRICE MAY BE VOLATILE AND OUR COMMON STOCK MAY BE THINLY TRADED, WHICH COULD CAUSE INVESTORS TO LOSE A SUBSTANTIAL PART OF THEIR INVESTMENTS IN OUR COMMON STOCK.

    The stock market in general, and the stock prices of technology companies in particular, have recently experienced volatility which has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline regardless of our actual operating performance and investors could lose a substantial part of their investments. The market price of our common stock will likely fluctuate in response to a number of factors, including the following:

    - variations in our operating results;

    - announcements by us or our competitors of significant contracts or acquisitions;

    - our failure to meet the performance estimates of securities analysts;

    - changes in financial estimates of our net sales and operating results by securities analysts;

    - stock market price and volume fluctuations attributable to inconsistent trading volume levels; and

    - general stock market conditions.

WE COULD BE SUBJECT TO CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY, WHICH, IF IT OCCURS, WILL DISTRACT OUR MANAGEMENT AND COULD RESULT IN SUBSTANTIAL COSTS OR LARGE JUDGMENTS AGAINST US.

    In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause harm to our business, financial condition and results of operations.

WE HAVE BROAD DISCRETION IN HOW WE MAY USE THE OFFERING PROCEEDS AND THE MANNER IN WHICH WE MAY INVEST THESE PROCEEDS MAY NOT YIELD A FAVORABLE, OR ANY, RETURN FOR US.

    The net proceeds of this offering are not allocated for specific uses other than working capital and general corporate purposes, except for approximately $7.0 million which we intend to use to repay all outstanding debt under our current revolving credit facility. Thus, our management has broad discretion over how the net proceeds of this offering will be used and could spend the net proceeds in a way with which you may not agree. We cannot assure you that the net proceeds will be invested in a way that yields a favorable, or any, return for us.

CHANGES TO ACCOUNTING STANDARDS AND RULES COULD ADVERSELY AFFECT THE AMOUNT AND TIMING OF RECOGNITION OF REVENUE.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. When we adopt SAB 101 in the first quarter of fiscal 2001, we will recognize revenue when we substantially complete the terms of the applicable sales arrangement, which generally occurs upon the customers' acceptance of our product. While we have not fully assessed the impact on us of the adoption of SAB 101, we believe that it may require a significant amount of our first quarter of fiscal 2001 net sales to be deferred. Any change in our revenue recognition policy resulting from the implementation of SAB 101 would be reported as a change in accounting principle in the quarter ending December 31, 2000 with a cumulative adjustment in that quarter to reflect the effect of the change. As a result, while SAB 101 would not affect the fundamental aspects of our operations as measured by our shipments and cash flows, implementation of SAB 101 could have an adverse effect on our reported results of operations for the first quarter of fiscal 2001 when SAB 101 will be implemented.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated by reference contain forward-looking statements, including, without limitation, statements concerning the future of the industry, product development, business strategy (including the possibility of future acquisitions), continued acceptance and growth of our products and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management's views as of the date of this prospectus. The "Risk Factors" and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the 3,036,000 shares of common stock we are offering are estimated to be approximately $50.8 million (approximately $52.7 million if the underwriters' over-allotment option is exercised in full), at an assumed public offering price of $17.81 per share (the last reported sale price of our common stock on the Nasdaq National Market on June 14, 2000), after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of the shares of our common stock by the selling shareholders.

    We intend to use approximately $7.0 million of the net proceeds from this offering to repay all outstanding debt under our current revolving credit facility. Borrowing under this credit facility bears interest at the bank's prime rate or, at our option for loan amounts of $500,000 or more, LIBOR plus 1.5%. As of March 31, 2000, our interest rate was 9.0%. We intend to use the remaining net proceeds from this offering primarily for general corporate purposes, including working capital. The amounts that we actually expend will vary significantly, depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the remaining portion of the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

    We have not declared or paid any cash dividends on our capital stock since our initial public offering in February 1995. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing bank line of credit prohibits the payment of dividends without our bank's consent.

                        PRICE RANGE OF OUR COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "SMTL." The following table sets forth, for the periods indicated, the high and low daily sales price per share for our common stock as reported by the Nasdaq National Market.

                                                                COMMON STOCK
                                                             -------------------
                                                               HIGH       LOW
                                                             --------   --------
FISCAL 1998 (ENDED SEPTEMBER 30, 1998)
  First Quarter............................................   $13.13    $ 6.00
  Second Quarter...........................................   $ 7.38    $ 5.81
  Third Quarter............................................   $ 7.25    $ 3.94
  Fourth Quarter...........................................   $ 4.81    $ 2.56

FISCAL 1999 (ENDED SEPTEMBER 30, 1999)
  First Quarter............................................   $ 4.25    $ 2.13
  Second Quarter...........................................   $ 4.69    $ 3.00
  Third Quarter............................................   $ 5.00    $ 3.00
  Fourth Quarter...........................................   $ 6.94    $ 4.19

FISCAL 2000
  First Quarter............................................   $ 7.81    $ 4.00
  Second Quarter...........................................   $26.63    $ 6.75
  Third Quarter through June 15, 2000......................   $21.75    $11.13

    On June 14, 2000, the reported last sales price for our common stock as reported by the Nasdaq National Market was $17.81 per share. As of June 14, 2000, there were 131 shareholders of record of our common stock.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 2000:

    - on an actual basis; and

    - on an as adjusted basis to give effect to the sale of 3,036,000 shares of our common stock by us at an assumed public offering price of $17.81 per share, less estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                     MARCH 31, 2000
                                                                      (UNAUDITED)
                                                              ----------------------------
                                                                 ACTUAL       AS ADJUSTED
                                                              ------------   -------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
Note payable to bank........................................     $ 8,911        $  1,911
                                                                 =======        ========
Long-term debt and capital leases, due after one year.......       3,843           3,843
                                                                 -------        --------

Shareholders' equity:
  Preferred stock, no par value: 5,000,000 authorized; no
    shares issued and outstanding (actual and as
    adjusted)...............................................          --              --
  Common stock, no par value: 75,000,000 authorized;
    28,265,420 issued and outstanding (actual); 31,301,420
    shares issued and outstanding
    (as adjusted)...........................................      44,497          95,272
Retained earnings...........................................      47,928          47,928
Accumulated other comprehensive income......................         719             719
                                                                 -------        --------
  Total shareholders' equity................................      93,144         143,919
                                                                 -------        --------
  Total capitalization......................................     $96,987        $147,762
                                                                 =======        ========

    The data in the table above excludes:

    - 1,159,350 shares of our common stock issuable upon exercise of outstanding options under our Amended 1994 Stock Option Plan as of March 31, 2000 at a weighted average exercise price of $6.19 per share; and

    - 757,604 shares of our common stock reserved for issuance under our Amended 1994 Stock Option Plan as of March 31, 2000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial data as of and for the periods indicated. The consolidated statement of operations data for the fiscal years ended September 30, 1997, 1998 and 1999 and the consolidated balance sheet data as of September 30, 1998 and 1999 were derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants, included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 1995 and 1996 and the consolidated balance sheet data as of September 30, 1995, 1996 and 1997 were derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants, not included or incorporated by reference in this prospectus. The consolidated financial data as of and for the six month periods ended March 31, 1999 and 2000 were derived from unaudited interim financial statements contained elsewhere in this prospectus. The unaudited interim financial statements were derived from our books and records without audit and include all of the adjustments (normal and recurring in nature) necessary for a fair presentation of the data. Results of operation for interim periods are not necessarily indicative of results to be expected for the full fiscal year. You should read this information together with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and the related notes.

                                                                                                              SIX MONTHS
                                                                                                                 ENDED
                                                                 YEAR ENDED SEPTEMBER 30,                      MARCH 31,
                                                   ----------------------------------------------------   -------------------
                                                     1995       1996       1997       1998       1999       1999       2000
                                                   --------   --------   --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales........................................  $128,326   $174,204   $193,952   $180,501   $122,528   $56,238    $103,863
Cost of sales....................................    62,468     89,573    102,862     89,522     64,880    29,574      48,579
                                                   --------   --------   --------   --------   --------   -------    --------
Gross profit.....................................    65,858     84,631     91,090     90,979     57,648    26,664      55,284
Operating expenses:
  Selling, general and administrative............    31,843     40,946     49,479     58,356     49,515    23,078      30,933
  Research and development.......................    13,088     19,503     21,179     24,536     20,874    10,749      11,193
                                                   --------   --------   --------   --------   --------   -------    --------
      Total operating expenses...................    44,931     60,449     70,658     82,892     70,389    33,827      42,162
                                                   --------   --------   --------   --------   --------   -------    --------
Income (loss) from operations....................    20,927     24,182     20,432      8,087    (12,741)   (7,163)     13,158
                                                   --------   --------   --------   --------   --------   -------    --------
Other income (expense), net......................       313       (156)      (234)      (807)     1,796       939         (42)
Income (loss) before income taxes................    21,240     24,026     20,198      7,280    (10,945)   (6,224)     13,116
Income taxes.....................................     6,355      8,890      7,675      2,475     (4,200)   (2,116)      4,197
                                                   --------   --------   --------   --------   --------   -------    --------
Net income (loss)................................  $ 14,885   $ 15,136   $ 12,523   $  4,805   $ (6,745)  $(4,108)   $  8,919
                                                   ========   ========   ========   ========   ========   =======    ========
Earnings (loss) per share:
  Basic..........................................  $   0.60   $   0.55   $   0.46   $   0.17   $  (0.24)  $ (0.15)   $   0.32
                                                   ========   ========   ========   ========   ========   =======    ========
  Diluted........................................  $   0.57   $   0.55   $   0.45   $   0.17   $  (0.24)  $ (0.15)   $   0.31
                                                   ========   ========   ========   ========   ========   =======    ========
Weighted average common shares:
  Basic..........................................    24,160     27,302     27,352     27,566     27,594    27,584      27,838
                                                   ========   ========   ========   ========   ========   =======    ========
  Diluted........................................    25,126     27,716     27,666     27,808     27,594    27,584      28,639
                                                   ========   ========   ========   ========   ========   =======    ========

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents........................  $ 11,939   $  3,058   $  5,060   $  7,287   $  4,789   $ 8,340    $  7,717
Working capital..................................    37,209     43,797     50,047     52,408     52,308    51,304      65,735
Total assets.....................................    88,067    114,954    131,725    127,990    131,884   115,287     155,673
Note payable to bank.............................        --      4,000      4,000      3,000     10,160       551       8,911
Long-term debt and capital leases,
  due after one year.............................     4,011      3,637      3,364      3,836      3,911     3,659       3,843
Total shareholders' equity.......................    52,813     68,003     81,580     86,694     81,025    83,110      93,144

    The following selected pro forma consolidated statement of operations data eliminates payments in fiscal 1995 for technology rights that ceased in February 1995, upon the closing of the initial public offering of our common stock. Additionally, pro forma net income has been determined by assuming that we had been taxed as a C corporation for federal income tax purposes for fiscal 1995. The pro forma provision for income taxes has been calculated by using statutory rates for federal and state taxes applied to pro forma income before income taxes, net of actual research and development credits generated. The pro forma effective tax rate in fiscal 1995 was 37.1%. Pro forma consolidated operations data for the year ended September 30, 1995 were $22,599 income from operations, $14,403 net income, $0.60 basic earnings per share, and $0.57 diluted earnings per share, based on an average number of basic shares of common stock of 24,160 and an average number of diluted shares of common stock of 25,226. Between October 1, 1986 and February 1, 1995, we elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986, as amended. Under those provisions, we had not been subject to federal corporate income taxation. In connection with the closing of our initial public offering, we terminated our S corporation status. Prior to the termination of our S corporation status, we paid dividends only in amounts sufficient to cover shareholders' tax liabilities other than the final distribution of prior accumulated S corporation earnings. The per share dividend information has therefore not been presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. OUR DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS OUR PLANS, OBJECTIVES AND INTENTIONS. FACTORS THAT MIGHT CAUSE FUTURE RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Semitool is a worldwide leader in the design, development, manufacture, and support of high performance wet chemical processing equipment for use in fabrication of semiconductor devices. Our primary families of tools include electrochemical deposition systems for the plating of copper interconnects for integrated circuits and other metals for various applications, and wafer surface preparation systems for cleaning, stripping and etching processes. This suite of technologically innovative batch and single wafer processing tools leverages our core wet chemical expertise and our experience building and supporting production-proven semiconductor fabrication equipment.

    With more than 20 years dedicated to the semiconductor and related industries, we have applied our wet-chemical expertise in design, engineering, process and manufacturing to deliver innovations in electrochemical deposition and wafer surface preparation to our global customer base. Our customers include many of the major semiconductor manufacturers worldwide, including Advanced Micro Devices, Conexant Systems, Fujitsu, IBM, Infineon, Intel, Lucent Technologies, Maxim Integrated Products, Motorola, NEC, Philips Semiconductor, Samsung, STMicroelectronics, TSMC and UMC.

    We report our business as two segments, the Semiconductor Equipment segment and the Software Control Systems segment. The Semiconductor Equipment segment is our largest segment and its primary products are batch and single wafer processing equipment. Our Software Control Systems segment's primary product provides communication software interfaces coupled with equipment specific software modules to link most types of manufacturing equipment used in the semiconductor manufacturing front-end processes.

    We sell our products both in the United States and internationally. In fiscal 1999, our sales distribution by geographic area was 47.8% in North America, 24.0% in Europe, 18.7% in Japan and 9.5% in the rest of Asia. This compares with 61.7% in North America, 26.5% in Europe, 8.6% in Japan and 3.2% in the rest of Asia in fiscal 1998. Worldwide sales, service and support are primarily provided through our employees in the United States, Europe, Japan, Korea and Singapore and through the use of independent sales representatives in China, Japan, Taiwan, and the United States. We anticipate that international sales will continue to account for a significant portion of net sales, although the percentage of international sales and the geographic distribution may fluctuate from period to period.

    Revenue from sales of products is generally recognized at the time the product is shipped. Service contract revenue is recognized ratably over the period of the related contract. Software revenue is recognized when there is persuasive evidence of an arrangement, the software has been delivered, the price is fixed and determinable and collectibility is probable in accordance with the American Institute of Certified Public Accountants' Statement of Position 97-2 "Software Revenue Recognition."

RESULTS OF OPERATIONS

    The following table sets forth our selected consolidated statement of operations data for the periods indicated expressed as a percentage of net sales:

                                                                                       SIX MONTHS ENDED
                                                  YEAR ENDED SEPTEMBER 30,                MARCH 31,
                                               ------------------------------       ----------------------
                                                 1997       1998       1999           1999          2000
                                               --------   --------   --------       --------      --------
Net sales....................................   100.0%     100.0%     100.0%         100.0%        100.0%
Cost of sales................................    53.0       49.6       53.0           52.6          46.8
                                                -----      -----      -----          -----         -----
Gross profit.................................    47.0       50.4       47.0           47.4          53.2
Operating expenses:
  Selling, general and administrative........    25.5       32.3       40.4           41.0          29.8
  Research and development...................    10.9       13.6       17.0           19.1          10.8
                                                -----      -----      -----          -----         -----
    Total operating expenses.................    36.4       45.9       57.4           60.1          40.6
                                                -----      -----      -----          -----         -----
Income (loss) from operations................    10.6        4.5      (10.4)         (12.7)         12.6
Other income (expense), net..................    (0.1)      (0.5)       1.5            1.7            --
                                                -----      -----      -----          -----         -----
Income (loss) before income taxes............    10.5        4.0       (8.9)         (11.0)         12.6
Income taxes.................................     4.0        1.4       (3.4)          (3.8)          4.0
                                                -----      -----      -----          -----         -----
Net income (loss)............................     6.5%       2.6%      (5.5)%         (7.2)%         8.6%
                                                =====      =====      =====          =====         =====

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED MARCH 31, 2000 AND 1999

    NET SALES. Net sales consist of revenues from sales of equipment, spare parts, software and service contracts. Net sales were $103.9 million for the six months ended March 31, 2000, compared to $56.2 million during the same period in fiscal 1999. This represents an increase in net sales for the six months ended March 31, 2000 of 84.7% over the same period in fiscal 1999. Sales in all product categories, including electrochemical deposition tools, batch processing tools, software control systems, thermal products and spare parts and service increased for the six months ended March 31, 2000 when compared to the same period in fiscal 1999. The increase in net sales is due principally to the recovery in the semiconductor industry and the transition to copper plating for IC interconnects.

    Net sales for the Semiconductor Equipment segment were $97.0 million for the six months ended March 31, 2000, compared to $49.6 million in net sales for the same period in fiscal 1999. This represents an increase for net sales in the six months ended March 31, 2000 of 95.5% when compared to the same period in fiscal 1999. In the six months ended March 31, 2000, net sales of electrochemical deposition equipment and cleaning, stripping and etching equipment increased by 138.0% and 78.6%, respectively, as compared to the same period in fiscal 1999. The increase in net sales was driven primarily by expansion of production capacity by semiconductor manufacturers, as in the case of our batch chemical processing tools, and by the technology enabling products for electrochemical deposition.

    Net sales for the Software Control Systems segment were $7.8 million for the six months ended March 31, 2000, compared to $6.7 million for the same period in fiscal 1999. This represents an increase in net sales for the six months ended March 31, 2000 of 15.5%, which is primarily attributable to the recovery in the semiconductor industry. Net sales in the six months ended March 31, 2000 includes approximately $891,000 in intersegment sales, which compares to approximately $90,000 for the same period of fiscal 1999. Intersegment sales in each period consists of sales made by the Software Control Systems segment to the Semiconductor Equipment segment. The Semiconductor Equipment segment includes the system control software with its sales of automated batch and single wafer processing equipment. Sales between the two segments are made only when the Semiconductor

Equipment segment has firm orders for the equipment in which the software is installed. All intersegment sales are eliminated in the consolidated statements of operations.

    GROSS PROFIT.  Our gross margin was 53.2% for the six months ended
March 31, 2000 compared to 47.4% for the same period in fiscal 1999. The increase in gross margin was primarily due to changes in product sales mix and a higher level of cost absorption caused by increased manufacturing capacity utilization. Our gross margin has been, and will continue to be, affected by a variety of factors, including the sales mix and average selling price of products sold, and changes in the cost to manufacture components, service and support new and enhanced products. We anticipate that the cost to manufacture and support new products will decrease over time, but we also expect to continue to design and sell additional models of our existing products and new products, which may adversely affect the anticipated improvement.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses were $30.9 million for the six months ended March 31, 2000, compared to $23.1 million for the same period in fiscal 1999. Selling, general and administrative expenses increased on an absolute basis primarily due to the increased sales activity and the related field service costs. As a percent of net sales, selling, general and administrative expenses were 29.8% for the six months ended March 31, 2000, which compares with 41.0% for the same period in fiscal 1999. The decrease as a percent of net sales is primarily due to a substantial portion of these expenses being fixed in the short-term.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $11.2 million for the six months ended March 31, 2000, compared to $10.7 million for the same period in fiscal 1999. The difference from period to period on an absolute basis represents normal fluctuation. Research and development expenses were 10.8% of net sales in the six months ended March 31, 2000, compared to 19.1% for the same period in fiscal 1999. The decline as a percentage of net sales for the six months ended March 31, 2000 was a result of increased sales volume.

    We are committed to technology leadership in the semiconductor equipment industry and expect to continue to fund research and development expenditures with a multi-year perspective. Our research and development expenses have fluctuated from quarter to quarter in the past. We expect such fluctuation to continue in the future, both in absolute dollars and as a percentage of net sales, primarily due to the timing of expenditures and fluctuations in the level of net sales in a given quarter.

    INCOME (LOSS) FROM OPERATIONS. Income from operations for the Semiconductor Equipment segment was $12.9 million for the six months ended March 31, 2000. This compares with a loss of $7.5 million for the same period in fiscal 1999. The increase period over period on an absolute basis was primarily attributed to increased sales volume and higher gross margins, which more than offset higher selling, general and administrative and research and development expenses.

    Our Software Control Systems segment's income from operations for the six months ended March 31, 2000 was approximately $891,000, compared to $384,000 for the same period in fiscal 1999. Increased research and development expenses resulted in lower income from operations for the six months ended March 31, 2000, which was partially offset by higher net sales and increased gross margins.

    OTHER INCOME (EXPENSE), NET. Other income (expense), net was an expense of approximately $42,000 for the six months ended March 31, 2000. This amount included interest expense of approximately $521,000 which was partially offset by a foreign currency exchange gain of approximately $177,000 and other income of approximately $302,000. This compares to other income, net of $939,000, for the same period in fiscal 1999 which included a foreign exchange gain of $847,000.

    INCOME TAXES. Income taxes for the six months ended March 31, 2000 were a $4.2 million tax provision and a $2.1 million benefit for the six months ended March 31, 1999. Income tax provisions and benefits are made based on the blended estimate of federal, state and foreign effective income tax rates, which were estimated to be 32% for the six months ended March 31, 2000 and 34% for the same period of fiscal 1999. The effective tax rate for fiscal 2000 declined when compared to fiscal 1999, primarily due to the extension of Federal research and experimentation credits and the creation of research and experimentation credits provided by the State of Montana.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1999, 1998 AND
  1997

    NET SALES. Net sales were $122.5 million, $180.5 million and $194.0 million for fiscal 1999, 1998, and 1997. The overall decline in net sales for each of the past two fiscal years is primarily attributable to the reduction of capital equipment spending by our customers in response to excess manufacturing capacity in the semiconductor industry and the Asian economic decline. Partially offsetting the decline in net sales in the Semiconductor Equipment segment due to these factors was a small increase in Software Control Systems segment sales in both years.

    Net sales for the Semiconductor Equipment segment were $109.6 million, $168.9 million and $184.4 million for fiscal 1999, 1998 and 1997. Relative contributions to consolidated net sales of this segment's product lines for 1999 were 16.4% for electrochemical deposition, 53.5% for cleaning, stripping and etching and 19.4% for parts, service and other. For fiscal 1998, the relative contribution to consolidated net sales was 13.7% for electrochemical deposition, 58.2% for cleaning, stripping and etching and 21.7% for parts, service and other. The fiscal 1999 segment sales decline of 35.1% is due to lower sales in all product lines, which was primarily the result of the semiconductor industry downturn. However, the sales decline in our thermal products, which is included in parts, service and other, was relatively greater than the general industry decline due to a shift of marketing and sales resources away from that product line. In fiscal 1998, segment net sales were $15.5 million less than segment net sales in fiscal 1997. The decrease of 8.4% in fiscal 1998 was primarily attributable to the decrease in cleaning, stripping and etching, and thermal product lines sales which was partially offset by the increase in net sales of electrochemical deposition products and spare parts and service.

    In fiscal 1999, electrochemical deposition product net sales were $20.4 million, a $4.2 million decline from the prior year, but the percentage decline for this product line was significantly lower than the percentage decline for all other product lines in this segment. Electrochemical deposition net sales increased to $24.6 million in fiscal 1998 from $6.4 million in fiscal 1997. Essentially all of the fiscal 1998 increase in our electrochemical deposition products was attributable to sales of tools for copper plating applications.

    Net sales for the Software Control Systems segment were $13.3 million, $11.8 million and $10.5 million for fiscal 1999, 1998 and 1997. This included intersegment sales of $413,000, $181,000 and $1.0 million for fiscal 1999, 1998 and 1997, respectively, which are eliminated in the consolidated statement of operations. Segment net sales, excluding intersegment sales, increased 11.1% from fiscal 1998 to fiscal 1999 and 21.7% from fiscal 1997 to fiscal 1998. The net sales increases in both years were attributable to growing product acceptance and increasing market demand of the segments' expanded product offering. The fiscal 1998 increase was also due in part to a front end fab-wide system installation for one customer.

    GROSS PROFIT. Our gross margins were 47.0%, 50.4% and 47.0% for fiscal 1999, 1998 and 1997. The decrease in gross margin in fiscal 1999 was attributable to a number of factors, including primarily the effect of lower capacity utilization, higher obsolete inventory write-offs in the Semiconductor Equipment segment and changes in sales mix in both segments. The increase in gross margin in fiscal 1998 is attributable to a number of factors, including the effect of manufacturing efficiencies earlier in that year which were partially offset later in the year by excess capacity costs, lower material costs in the Semiconductor Equipment segment and sales mix in both segments.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses were $49.5 million, $58.4 million and $49.5 million for fiscal 1999, 1998 and 1997. As a percent of net sales, selling, general and administrative expenses were 40.4%, 32.3% and 25.5% for fiscal 1999, 1998 and 1997. The absolute decline in selling, general and administrative expenses in fiscal 1999 compared to fiscal 1998 was the net result of cost reductions and lower sales volumes.

    The increase from fiscal 1997 to fiscal 1998 in selling, general and administrative expenses by $8.9 million reflects primarily the full-year effect of our mid 1997 decision to transition to our directly staffed sales and customer support organization in most of the Asian marketplace, the larger domestic and European customer service organization, and a $1.3 million bad debt provision for an international receivable in fiscal 1998.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $20.9 million, $24.5 million and $21.2 million for fiscal 1999, 1998 and 1997. As a percent of net sales, research and development expenses were 17.0%, 13.6% and 10.9% for fiscal 1999, 1998 and 1997. Research and development expenses for fiscal 1999 were 14.9% below fiscal 1998's expense level which had increased 15.9% from fiscal 1997. During these periods, projects in the Semiconductor Equipment segment included the development of the LT 210c linear copper plating tool, the development of the high throughput fully automated Spectrum, the Millennium platform, and the HydrOzone cleaning process, among others. The Semiconductor Equipment segment's research and development activities were focused on the electrochemical deposition and cleaning, stripping and etching product lines.

    INCOME (LOSS) FROM OPERATIONS. Income (loss) from operations for our Semiconductor Equipment segment was a loss of $13.0 million, income of $8.6 million and income of $18.3 million for fiscal 1999, 1998 and 1997. The primary reason for the loss in fiscal 1999 and the decrease in income from operations from fiscal 1997 to 1998 was due to the general decline in the semiconductor industry. In fiscal 1999, this segment's selling, general and administrative expenses and research and development expenses were reduced from fiscal 1998 levels in response to the lower net sales in fiscal 1999 compared to fiscal 1998. The loss from operations in fiscal 1999 and the reduction in income from operations in fiscal 1998 compared to fiscal 1997 was also due in part to a substantial portion of our selling, general and administrative expenses and our research and development expenses being fixed in the short term. In fiscal 1999, the Semiconductor Equipment segment's selling, general and administrative expenses were also affected by an increase in legal expenses related to litigation.

    Income (loss) from operations for the Software Control Systems segment was an income of $572,000, a loss of $381,000 and an income of $2.7 million for fiscal 1999, 1998, and 1997. The increase from fiscal 1998 to 1999 is due to the recovery in the semiconductor industry and growing product acceptance. Gross margins increased slightly from fiscal 1999 compared to fiscal 1998. Selling expenses increased in fiscal 1999 compared to fiscal 1998 in response to increased sales, but research and development expenses decreased during the same period as a major development project was completed in fiscal 1998. The decrease from fiscal 1997 to fiscal 1998 was primarily due to reduced gross margins related to marketing new products and increased research and development related to the development of those products.

    OTHER INCOME (EXPENSE), NET. Other income (expense), net was an income of $1.8 million for fiscal 1999, an expense of $807,000 for fiscal 1998, and an expense of $234,000 for fiscal 1997. A major component of this account was interest expense of approximately $401,000, $559,000 and $499,000 for fiscal 1999, 1998 and 1997. In fiscal 1999, other income, net also included $468,000 from gains on sales of property and foreign exchange gains of $1.2 million. The foreign exchange gain consisted of net gains and losses resulting from the re-measurement of our accounts denominated in non-U.S. currencies into U.S. Dollars, which is our functional currency, and net gains and losses on forward contracts. The net exchange gain was due primarily to fluctuations of the U.S. Dollar against the Japanese Yen. Other expense in fiscal 1998 included a $483,000 write-off of capitalized costs associated with a canceled building project.

    INCOME TAXES. The fiscal 1999 income tax benefit, as a result of that year's loss, was $4.2 million compared to a $2.5 million income tax provision for fiscal 1998. The effective tax rates for fiscal 1999, 1998 and 1997 were 38.4%, 34.0% and 38.0%, respectively.

QUARTERLY RESULTS OF OPERATIONS

    The following tables presents unaudited consolidated statement of operations data for the eight quarters ended March 31, 2000 in U.S. Dollars and as a percentage of net sales. In management's opinion, all necessary adjustments, consisting only of normal recurring accruals, have been included in the amounts stated below to present fairly the selected quarterly information. You should read this information in conjunction with the consolidated financial statements and the related notes, included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of results that may be expected for any subsequent periods.

                                                                      THREE MONTHS ENDED
                             ----------------------------------------------------------------------------------------------------
                             JUNE 30,   SEPT. 30,       DEC. 31,    MAR. 31,    JUNE 30,    SEPT. 30,       DEC. 31,    MAR. 31,
                               1998        1998           1998        1999        1999         1999           1999        2000
                             --------   ----------      ---------   ---------   ---------   ----------      ---------   ---------
                                                                  (UNAUDITED, IN THOUSANDS,
                                                                    EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:

Net sales..................  $46,572      $41,686        $30,422     $25,816     $29,838      $36,452        $49,555     $54,308
Cost of sales..............   22,463       22,562         15,685      13,889      15,216       20,090         23,738      24,841
                             -------      -------        -------     -------     -------      -------        -------     -------
Gross profit...............   24,109       19,124         14,737      11,927      14,622       16,362         25,817      29,467
Operating expenses:
  Selling, general and
    administrative.........   15,181       14,975         11,657      11,421      13,336       13,101         14,955      15,978
  Research and
    development............    6,313        5,200          5,549       5,200       5,555        4,570          5,312       5,881
                             -------      -------        -------     -------     -------      -------        -------     -------
    Total operating
      expenses.............   21,494       20,175         17,206      16,621      18,891       17,671         20,267      21,859
                             -------      -------        -------     -------     -------      -------        -------     -------

Income (loss) from
  operations...............    2,615       (1,051)        (2,469)     (4,694)     (4,269)      (1,309)         5,550       7,608
                             -------      -------        -------     -------     -------      -------        -------     -------
Other income (expense),
  net......................     (252)        (412)           741         198         125          732             18         (60)
Income (loss) before income
  taxes....................    2,363       (1,463)        (1,728)     (4,496)     (4,144)        (577)         5,568       7,548
Income taxes...............      874         (760)          (587)     (1,529)     (1,409)        (675)         1,837       2,360
                             -------      -------        -------     -------     -------      -------        -------     -------
  Net income (loss)........  $ 1,489      $  (703)       $(1,141)    $(2,967)    $(2,735)     $    98        $ 3,731     $ 5,188
                             =======      =======        =======     =======     =======      =======        =======     =======

CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:

Net sales..................   100.0%       100.0%         100.0%      100.0%      100.0%       100.0%         100.0%      100.0%
Cost of sales..............    48.2%        54.1%          51.6%       53.8%       51.0%        55.1%          47.9%       45.7%
                             -------      -------        -------     -------     -------      -------        -------     -------
Gross profit...............    51.8%        45.9%          48.4%       46.2%       49.0%        44.9%          52.1%       54.3%

Operating expenses:
  Selling, general and
    administrative.........    32.6%        35.9%          38.3%       44.3%       44.7%        35.9%          30.2%       29.5%
  Research and
    development............    13.6%        12.5%          18.2%       20.1%       18.6%        12.6%          10.7%       10.8%
                             -------      -------        -------     -------     -------      -------        -------     -------
    Total operating
      expenses.............    46.2%        48.4%          56.5%       64.4%       63.3%        48.5%          40.9%       40.3%
                             -------      -------        -------     -------     -------      -------        -------     -------
Income (loss) from
  operations...............     5.6%       (2.5)%         (8.1)%     (18.2)%     (14.3)%       (3.6)%          11.2%       14.0%
                             -------      -------        -------     -------     -------      -------        -------     -------
Other income (expense),
  net......................   (0.5)%       (1.0)%           2.4%      (0.8)%        0.4%         2.0%           0.0%      (0.1)%
Income (loss) before income
  taxes....................     5.1%       (3.5)%         (5.7)%     (17.4)%     (13.9)%       (1.6)%          11.2%       13.9%
Income taxes...............     1.9%       (1.8)%         (1.9)%      (5.9)%      (4.7)%       (1.9)%           3.7%        4.3%
                             -------      -------        -------     -------     -------      -------        -------     -------

  Net income (loss)........     3.2%       (1.7)%         (3.8)%     (11.5)%      (9.2)%         0.3%           7.5%        9.6%
                             =======      =======        =======     =======     =======      =======        =======     =======

    Our quarterly operation results have varied significantly in the past and may continue to do so in the future. Some of the factors that may influence our operating results include:

    - changes in customer demand for our systems, which is influenced by economic conditions in the semiconductor industry;

    - demand for products that use semiconductors;

    - market acceptance of our systems and those of our customers and changes in our product offerings;

    - the timing, cancellation or delay of customer orders and shipments;

    - product development costs, including increased research, development, engineering and marketing expenses associated with our introduction of new products and product enhancements;

    - the levels of our fixed expenses relative to our net sales;

    - the timing of new product announcements and releases by us and our competitors;

    - market acceptance of new and enhanced versions of our products; and

    - changes in pricing by us or our competitors.

    We derive a substantial portion of our net sales from a relatively small number of high dollar tools. Our net sales and operating results for a period may be affected by the timing of orders received, orders shipped or, in the future, upon tool acceptance in accordance with SAB 101.

    In light of these factors and the cyclical nature of the semiconductor industry, we expect to continue to experience significant fluctuations in quarterly and annual operating results. Moreover, many of our expenses are fixed in the short-term which, together with the need for continued investment in research and development, marketing and customer support, limits our ability to reduce expenses quickly.

    Our quarterly net sales have increased in each of the last four quarters as has net income. Gross margins have increased in the last two quarters. The primary reasons for this growth is the general recovery of the semiconductor industry and the acceptance of our electroplating tools by our customers.

    On an absolute dollar basis our selling, general and administrative expenses and our research and development expenses are increasing to meet the demands of increased business activity. However, as a substantial portion of these costs are fixed in the short-term, these costs are trending down as a percent of net sales.

LIQUIDITY AND CAPITAL RESOURCES

    Cash provided by operating activities was $4.4 million for the six months ended March 31, 2000, as compared to $5.3 million provided by operating activities for the six months ended March 31, 1999. For the six months ended March 31, 2000, cash provided by operations was lower as compared to the same period in fiscal 1999 primarily due to increases in accounts receivable and inventory, which were partially offset by increases in net income, accounts payable and accrued warranty. Cash used in operating activities was $9.8 million in fiscal 1999 and $15.0 million provided by operating activities in fiscal 1998. In fiscal 1999, cash was used in operations because of the net loss, substantial increases in inventory, accounts receivable and income tax refund receivable and a decrease in accrued warranty and installation, partially offset by an increase in accounts payable and other accrued liabilities.

    As of March 31, 2000, we had $53.7 million of accounts receivable and $50.3 million of inventory as compared to $38.4 million of accounts receivable and $41.7 million of inventory as of September 30, 1999, and $34.9 million of accounts receivable and $36.4 million of inventory at September 30, 1998. We expect future accounts receivable and inventory balances to fluctuate with net sales. As is customary in the semiconductor manufacturing equipment industry, products are generally built to fill specific customer orders, with typical order fulfillment times ranging from four to six weeks for certain products to six months or more for more complex products. Accordingly, while our finished goods inventory accounts for slightly over 14.1% of total inventory, overall inventory levels tend to fluctuate with the level and type of orders received. Currently, the tools with the longest average cycle times are the Semiconductor Equipment segment's automated batch and single wafer processing tools.

    Cash used in investing activities for the six months ended March 31, 2000 was $2.1 million as compared to cash used in investing activities of $829,000 for the six months ended March 31, 1999. Cash used to purchase plant, property and equipment in the first six months of fiscal 2000 was $1.5 million, compared to $1.6 million in the six months ended March 31, 1999. Cash used for investments in intangible assets was approximately $708,000 in the six months ended March 31, 2000 as compared to $197,000 for the six months ended March 31, 1999. Cash used in investing activities in fiscal 1999 was $739,000 as compared to cash used in investing activities of $12.5 million in fiscal 1998. Cash used to purchase plant, property and equipment in fiscal 1999 was $2.0 million compared to $9.8 million in fiscal 1998. In fiscal 1999, $3.4 million in cash was provided by the sale of property. Major purchases of plant, property and equipment during fiscal 1999 included the purchase of a building for the Software Control Systems segment operations. Investments in intangible assets used cash of approximately $654,000 in fiscal 1999 and $2.8 million cash used in fiscal 1998 which included $2.2 million for Software Control Systems segment software development costs capitalized once technological feasibility was reached, and $600,000 for patents and trademarks.

    Cash provided by financing activities for the six months ended March 31, 2000 consisted of cash provided by the exercise of stock options of $3.0 million and cash used for net borrowing repayments of $2.2 million on our line of credit and other short-term debts and the repayment of approximately $217,000 on long-term debt and capitalized leases. Financing activities for the six months ended March 31, 1999 consisted primarily of $3.4 million of additional net borrowings under our line of credit to fund operations.

    As of March 31, 2000, our principal sources of liquidity consisted of approximately $7.7 million of cash and cash equivalents and $16.2 million available under our $25 million revolving line of credit, which was amended during the fourth quarter of fiscal 1999. The credit facility is with Bank of America, N.A. and bears interest at the bank's prime lending rate or, at our option for loan amounts of $500,000 or more, at LIBOR plus 1.5%. As of March 31, 2000, the interest rate was 9.0%. Our revolving line of credit expires on April 1, 2001 and all principal amounts owing are due by April 1, 2004. The credit agreement has various restrictive covenants, including a prohibition against pledging or in any way encumbering current or operating assets during the term of the credit agreement and the maintenance of various financial ratios. We are in discussions with Bank of America, N.A. to increase the size of our revolving line of credit. However, there can be no assurance that we will be successful in obtaining such an increase.

    We believe that cash and cash equivalents, funds generated from operations and funds available under our bank line will be sufficient to meet our planned capital requirements during the next twelve months, including approximately $5.0 million to purchase property, plant and equipment. We believe that success in our industry requires substantial capital in order to maintain the flexibility to take advantage of opportunities as they arise. We may, from time to time, as market and business conditions warrant, invest in or acquire complementary products, technologies or businesses. We may sell additional equity or debt to fund such activities or to fund greater than anticipated growth. The sale of additional equity securities or the issuance of equity securities in a business combination could result in dilution to our shareholders.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is effective for us in fiscal 2001. We have not yet determined the effect the adoption of this standard will have on our financial condition or results of operations.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. When we adopt SAB 101 in the first quarter of fiscal 2001, we will recognize revenue when we substantially complete the terms of the applicable sales arrangement, which generally occurs upon the customers' acceptance of our product. While we have not fully assessed the impact on us of the adoption of SAB 101, we believe that it may require a significant amount of our first quarter of fiscal 2001 net sales to be deferred, which could be partially or totally offset by the recognition of net sales for products shipped in prior periods, as required by SAB 101. Any change in our revenue recognition policy resulting from the implementation of SAB 101 would be reported as a change in accounting principle in the quarter ending December 31, 2000 with a cumulative adjustment in that quarter to reflect the effect of the change. We are also considering potential changes to the terms of our agreements for equipment sales that could mitigate the impact of SAB 101. In addition, we may need to renegotiate the financial covenants under our line of credit agreement. As a result, while SAB 101 would not affect the fundamental aspects of our operations as measured by our shipments and cash flows, implementation of SAB 101 could have an adverse effect on our reported results of operations for the first quarter of fiscal 2001 when SAB 101 will be implemented.

    In April 2000, Financial Accounting Standards Board Interpretation No. 44, or FIN 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION--an interpretation of APB Opinion No. 25, was issued. FIN 44 clarifies and modifies APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. FIN 44 is effective for us in the fourth quarter of fiscal year 2000. We have not yet determined the effect, if any, the implementation of the interpretation will have on our financial condition or results of operations.

MARKET RISKS

    Market risks relating to our operations result primarily from changes in interest rate and changes in foreign currency exchange rates.

    As of March 31, 2000, we had approximately $4.2 million in long-term debt and approximately $8.9 million in short-term debt. Our long-term debt bears interest at a fixed rate. As a result, changes in the fixed rate interest market would change the estimated fair value of its fixed rate long-term debt. We believe that a 10% change in the long-term interest rate would not have a material effect on our business, financial condition, results of operations or cash flows.

    All of our international operations are subject to inherent risks in conducting business abroad, including fluctuation in the relative value of currencies. We manage this risk and attempt to reduce such exposure through an economic hedge by entering into short-term forward exchange contracts. At
March 31, 2000, we held forward contracts to purchase Japanese Yen with a face value of $13.4 million, a market value of $13.9 million and an unrealized loss of approximately $500,000. However, the impact of movements in currency exchange rates on forward contracts is offset to the extent of intercompany receivables denominated in Japanese Yen. The effect of a 10% change in foreign exchange rates on hedged transactions involving Japanese Yen forward exchange contracts and the underlying transactions would not be material to our financial condition, results of operations or cash flows. We do not hold or issue derivative financial instruments for trading or speculative purposes.

                                    BUSINESS

OVERVIEW

    Semitool is a worldwide leader in the design, development, manufacture and support of high performance wet chemical processing equipment for use in fabrication of semiconductor devices. Our primary families of tools are electrochemical deposition systems for the plating of copper interconnects for integrated circuits and other metals for various applications, and wafer surface preparation systems for cleaning, stripping and etching processes. We provide our customers with this suite of technologically innovative batch and single wafer processing tools that leverages our core wet chemical expertise and our experience building and supporting production-proven semiconductor fabrication equipment.

    With more than 20 years dedicated to the semiconductor and related industries, we have applied our wet chemical expertise in design, engineering, process and manufacturing to deliver innovations in electrochemical deposition and wafer surface preparation to our global customer base. Our customers include many of the major semiconductor device manufacturers worldwide, including Advanced Micro Devices, Conexant Systems, Fujitsu, IBM, Infineon, Intel, Lucent Technologies, Maxim Integrated Products, Motorola, NEC, Philips Semiconductor, Samsung, STMicroelectronics, TSMC and UMC.

INDUSTRY BACKGROUND

    Semiconductor devices, commonly called integrated circuits, or ICs, consist of components, typically millions of microscopic transistors, which are interconnected with metal circuitry to form the functional IC. Fabrication of an IC involves up to 350 complex and repetitive process steps, involving a vast array of manufacturing equipment and chemical media. ICs are fabricated on substrates, or wafers, made of a semiconductor material, most commonly silicon. The fabrication process involves the deposition of multiple layers of insulating and conducting films, along with cleaning, stripping and etching processes throughout the fabrication to prepare the surface for the next step. There can be between eight and 30 thin, patterned layers in an IC. After the fabrication sequence, the wafer may contain up to several hundred ICs. Individual ICs are derived from the wafer by a process involving extremely fine sawing, or dicing, after which the wafer is cleaved into separate ICs. The IC is then "packaged" by electrically connecting it to pins via metal wires or contacts to allow insertion into an electronic device, and encapsulating the IC into a polymer package.

    Electronic systems require increasingly complex ICs that operate at higher performance levels, while at the same time using less power and generating less heat. Fabrication of such advanced ICs requires increases in the number of fabrication process steps, a reduction in device feature sizes, as well as innovations in IC fabrication processes and manufacturing equipment. Dataquest estimated the overall semiconductor process equipment market to be $17.5 billion in 1999 and projected it to grow to $38.3 billion in 2002, representing a 29.9% compound annual growth rate.

TRENDS IN SEMICONDUCTOR MANUFACTURING

    DEVELOPMENT OF SMALLER FEATURE GEOMETRIES. The development of smaller feature geometries, 0.18 micron and below, enables device manufacturers to produce greater numbers of ICs per wafer. Yet as device geometry line widths decrease, manufacturing yields become increasingly sensitive to the magnitude of processing defects.

    TRANSITION TO COPPER. Aluminum alloys have traditionally been used to connect the millions of transistors that make up each IC. As devices and features are reduced in size, and device performance requirements increase, an electrical conductor with superior conductivity is needed, and copper is evolving as the material of choice to replace aluminum interconnects in ICs. Copper, however, cannot be deposited reliably by traditional vacuum-based systems. Electrochemical deposition, an alternative type of deposition, is an effective method to reliably and uniformly deposit copper. In addition to the device performance benefits, copper electrochemical deposition also results in lower cost and fewer manufacturing steps. The unique chemical and physical properties of copper require the IC manufacturer to use specialized fabrication equipment in place of existing tools.

    MIGRATION TO 300 MILLIMETER WAFERS. The migration to a larger 300 millimeter wafer size lowers the manufacturing cost per IC by increasing the number of ICs per wafer. Processing larger wafers requires the acquisition of specialized equipment by IC manufacturers. Most 300 millimeter wafer processing cannot be performed on previous generations of equipment, necessitating purchase of new systems.

ELECTROCHEMICAL DEPOSITION

    Deposition is the fabrication process in which a film of either electrically insulating or electrically conductive material, such as aluminum or copper, is deposited on the surface of the wafer. Traditional deposition methods involve placing wafers in an ultra-high vacuum process chamber and introducing a variety of pure and precisely metered gases while some form of energy is added to activate a chemical reaction on the wafer surface. The result of the reaction is the deposition of a thin layer of aluminum on the wafer. Traditional deposition methods are expensive processes because of the high temperature and ultra-high vacuum environment they require. Moreover, these methods are not well suited to address the chemical properties of new interconnect materials, such as copper.

    Electrochemical deposition, by contrast, is a wet chemical process that involves plating a semiconductor wafer in the process chamber of a tool at room pressure and temperature. This process does not require the expense and time needed when using an ultra-high vacuum environment, and in the case of copper plating, results in the deposition of a uniform film of copper metal on the wafer. In addition to copper deposition, electrochemical deposition can also be used for a variety of other applications, including solder bumps for IC packaging, gold bumps and interconnects for communications ICs and platinum deposition for capacitors in memory circuits. According to Dataquest estimates, the market for electrochemical deposition equipment was $102 million in 1999, and projected to grow to $373 million in 2002, representing a 54.1% compound annual growth rate.

CLEANING, STRIPPING AND ETCHING PROCESSES

    Cleaning, stripping, etching or otherwise conditioning the surface of the wafer are critical steps in the semiconductor fabrication process. Traditionally, these wet chemical processing steps have been accomplished using specialized equipment, called wet benches. Wet benches suffer from process limitations inherent in their design, including inconsistent processing across the surface of each wafer, lower throughput per square foot and particle contamination of the wafers. Particle contamination, in particular, arises because contaminants are easily transferred to the surface of processed wafers as they are moved in and out of the liquids which the wet benches contain. This contamination decreases yield and increases cost of the fabrication process.

    In contrast, spray tools used in the cleaning, stripping and etching processes subject wafers to sequential spray applications of chemicals as the wafers are spun at high speeds on their axes inside an enclosed process chamber. This technology enables precise and uniform application of process chemicals, enhanced process reliability because of reduced particle contamination, smaller footprint tools and shorter process cycle times. Enhanced process reliability and reduced particle contamination are increasingly critical as IC complexity increases the number of wafer conditioning steps during the fabrication process, as new materials, such as copper, which are hazardous to other parts of the fabrication process, are introduced through plating, and as shrinking geometries link ever smaller contamination levels to IC failure. According to Dataquest estimates, the market for cleaning, stripping and etching equipment was $1.1 billion in 1999, and projected to grow to $2.2 billion in 2002, representing a 27.6% compound annual growth rate.

THE SEMITOOL SOLUTION

    Semitool is a worldwide leader in the design, development, manufacture and support of high performance wet chemical processing equipment for use in fabrication of semiconductor devices. Our primary families of tools include electrochemical deposition systems for the plating of copper interconnects for ICs and other metals for various applications, and wafer surface preparation systems for cleaning, stripping and etching processes. This suite of technologically innovative batch and single wafer processing tools leverages our core wet chemical expertise and our more than two decades of innovation and experience building and supporting production-proven semiconductor fabrication equipment.

    ELECTROCHEMICAL DEPOSITION SOLUTIONS. Our LT 210c and Equinox family of electrochemical deposition systems incorporates proprietary plating technology that operates at room pressure and temperature and enables precisely controlled deposition of copper film on a device-side down semiconductor wafer. We introduced the first high-throughput copper plating tool in calendar year 1994 and continue to develop innovative electrochemical deposition solutions. In addition to copper deposition, our plating equipment is also used for a variety of other applications, including solder bumps for IC packaging, gold bumps and interconnects for communications ICs and platinum deposition for capacitors in memory circuits.

    BATCH CLEANING, STRIPPING AND ETCHING SOLUTIONS. Our Spectrum and Magnum family of automated cleaning, stripping and etching equipment uses a spray technology that we developed to batch-process up to 52 wafers. Our tools spin the wafers in a carrier rotated on its axis inside an enclosed process chamber and expose the wafers to a sequenced spray of chemicals. This spray technology enables precise and uniform application of process chemicals, enhanced process reliability because of reduced particle contamination and shorter process cycle times. In addition, our batch wet chemical platforms enable our proprietary, cost-effective cleaning process, called HydrOzone. This process uses a spray of deionized water and ozone gas as a cleaning agent in place of the costly and environmentally harmful chemical solutions traditionally relied upon for cleaning semiconductor wafers.

    SINGLE WAFER, CLEANING, STRIPPING AND ETCHING SOLUTIONS. Our CAPSULE cleaning modules enable precise, side-selective application of chemicals to a wafer enclosed in a controlled chamber. CAPSULE modules, either as process chambers on our deposition tools or standing alone as our Millennium wet chemical processing equipment, provide for both side-selective and wafer edge cleaning. This allows the removal of copper and other contaminants hazardous to subsequent steps in the IC fabrication process from the back and edges of the wafer.

STRATEGY

    Our objective is to be the leading provider of innovative wet chemical processing equipment to semiconductor manufacturers worldwide. Our business strategy incorporates the following key elements:

    MAINTAIN AND EXPAND TECHNOLOGY LEADERSHIP. We intend to continue investing in research and development to maintain and expand our technological leadership position. We believe that our proprietary electrochemical deposition systems, principally for the plating of copper interconnects, and wafer cleaning, stripping and etching systems, provides us with a technological advantage over competing wet chemical semiconductor processing equipment. We believe that our technologies provide our customers with critical performance, quality, process control and cost benefits. We further believe that technical innovations will continue to be one of the leading drivers for market acceptance of new semiconductor processing equipment.

    OFFER A BROAD RANGE OF PRODUCTS INCORPORATING INNOVATIVE TECHNOLOGIES. We offer a broad range of differentiated products, including electrochemical deposition equipment and cleaning, stripping and etching tools to semiconductor manufacturers for use in diverse process applications. Since development and introduction in 1979 of our first product, the SRD, or Spin Rinser/Dryer, we have continued to enhance and expand our product offering in response to the evolving needs of the semiconductor manufacturing industry.

    LEVERAGE PROCESS TECHNOLOGIES ACROSS MARKETS AND APPLICATIONS. We believe our technology and manufacturing expertise enables us to offer solutions to manufacturers of other products, such as solder bumping for IC packaging, thin film heads and hard disk media used for disk drives, MEMS, or micro electromechanical systems, and ink jet print heads that use fabrication processes similar to those used by semiconductor manufacturers.

    CAPITALIZE ON DESIGN AND MANUFACTURING EXPERTISE. We intend to continue to identify those design and manufacturing functions which add value to our products. We believe we achieve a number of competitive advantages from our internal design capabilities and selective vertical manufacturing integration, including the ability to achieve cost and quality benefits, and to quickly bring new products and product enhancements to market.

PRODUCTS

    Semitool's broad product suite of high performance, technologically innovative processing tools leverages our core wet chemical expertise and more than two decades of experience building production-proven semiconductor manufacturing equipment. Our primary wet chemical processing solutions consist of electrochemical deposition equipment, primarily for the plating of copper, as well as batch and single wafer cleaning, stripping and etching tools. All of these solutions leverage and extend our core spin-spray technologies, that apply process chemicals to wafers spun on their axes at high speed inside an enclosed process chamber.

    Complementing our core products, we also provide container cleaning equipment that we developed through an extension of our core spin-spray technology, precision thermal processing tools and semiconductor manufacturing software control systems.

    The following table summarizes various features of our principal families of products:

                            CALENDAR YEAR OF                                        APPROXIMATE PRICE
PRODUCT LINE                  INTRODUCTION          PRINCIPAL APPLICATIONS            RANGE PER TOOL
------------                ----------------   ---------------------------------   --------------------
                                                                                      (IN THOUSANDS)
Electrochemical Deposition Products

      LT 210C                     1998         Electro-Plating                            $1,600-$2,600
      LT 210                      1996         Electro-Plating                            $1,100-$2,800
      EQUINOX                     1994         Electro-Plating                              $575-$1,600

Batch Cleaning, Stripping and
Etching Products

      SPECTRUM                    1998         Clean, Strip, Etch                         $1,200-$3,000
      MAGNUM                      1993         Clean, Strip, Etch                           $900-$3,200
      SAT                         1981         Clean, Strip, Etch                             $350-$900
      SST                         1980         Clean, Strip                                   $225-$850
      SRD                         1979         Clean                                           $15-$100

                            CALENDAR YEAR OF                                        APPROXIMATE PRICE
PRODUCT LINE                  INTRODUCTION          PRINCIPAL APPLICATIONS            RANGE PER TOOL
------------                ----------------   ---------------------------------   --------------------
                                                                                      (IN THOUSANDS)
Single Wafer Cleaning, Stripping and
Etching Products

      MILLENNIUM                  1998         Clean, Strip, Etch                         $1,000-$2,200
      EQUINOX                     1986         Clean, Strip, Etch                           $300-$1,000

Other Semiconductor
Equipment Products

      STORM                       1988         Container Cleaning                             $275-$450
      VTP 1500                    1987         Thermal Processing                           $800-$1,100

Software Control Systems

      SEMY APC                    1997         Run-to-Run Control,                            $185-$275
                                               Automatic Fault Detection

ELECTROCHEMICAL DEPOSITION PRODUCTS

    LT 210C: The LT 210c is a compact version of the LT 210 platform, with a reduction in footprint of nearly 40%. This next-generation system offers up to ten process chambers, and utilizes two robots for wafer handling. The combination of small size, multiple chambers and dual robots results in a highly productive system for high volume manufacturing operations. The primary application for the LT 210c is in copper deposition, but the system also deposits gold, platinum, solder and nickel alloys. The LT 210c includes our innovative Capsule for post-electrochemical deposition cleaning and removal of copper contamination.

    LT 210: The LT 210 is a high productivity system with capability for up to ten process chambers. Utilizing two robots mounted on linear tracks, the LT 210 provides a space efficient platform for electrochemical deposition processes. Metals deposited by the LT 210 include copper, gold, platinum, solder and nickel alloys. Our Capsule is also available on the LT 210.

    EQUINOX: The Equinox system is an automated, single wafer processor for medium to low production volumes and for research and development activities. This system is offered with up to six process chambers and utilizes a single wafer handling robot. It is offered for electrochemical deposition of copper, gold, platinum, solder and nickel alloys.

BATCH CLEANING, STRIPPING AND ETCHING PRODUCTS

    SPECTRUM: The Spectrum is our most advanced automated batch process tool. It is a compact system, with a footprint 40% smaller than our previous Magnum family of tools. It is dedicated to specific cleaning, stripping and etching processes, including our HydrOzone process which uses deionized, or DI water, and ozone gas to replace sulfuric acid based processing, and is designed for high volume manufacturing. The Spectrum tool incorporates our most advanced software and control systems.

    MAGNUM: The Magnum is a fully automated batch process tool capable of integrating modules for corrosive, caustic and solvent applications. It can be integrated with spray, as well as immersion technology for addressing a wide range of manufacturing challenges. Processing up to 52 wafers in a process chamber in a carrier-less mode, the Magnum offers precise process control and flexibility.

    SAT: The SAT, or Spray Acid Tool, applies corrosive and caustic process media to semiconductor wafers for removal of various contaminants, including particles, metals, organic material, oxides and chemical films. It also provides extremely uniform etching performance. The SAT is a manually loaded system, running batches of 25 wafers and performing sequential processing whereby the process media is brought to the semiconductor wafers and delivered as a spray. It is offered in one, two and three chamber models. Our Hydrozone process can also be used on the SAT platform.

    SST: The SST, or Spray Solvent Tool, applies solvent process media to semiconductor wafers for removal of photoresist, etch polymers, polyimides and organic contaminants. The SST performs sequential processing, by applying solvents and rinse agents, such as DI water, for cleaning, and nitrogen gas for drying. This manually loaded system runs batches of 25 wafers at a time in the process chamber. It is offered in one and two process chamber models.

    SRD: The SRD, or Spin Rinser/Dryer, is a highly efficient cleaning system utilizing DI water to remove chemical residue, particles, and other water-removable contaminants. The SRD provides DI cleaning with minimal amounts of water, in a small footprint tool. It is offered in one, two and three chamber models.

SINGLE WAFER CLEANING, STRIPPING, AND ETCHING PRODUCTS

    MILLENNIUM: The Millennium, which is based on our compact LT 210c platform, is an advanced single wafer processor with up to ten process chambers and two wafer handling robots. This system incorporates our Capsule side-selective processing module and can also be equipped with spray, immersion and vapor process chambers for addressing a wide range of high volume, leading edge applications.

    EQUINOX: The Equinox system allows the combination of caustics, corrosives and solvents in a single cluster tool in the cleaning, stripping and etching processes. Suitable for medium to low production volumes and for research and development applications, this system is offered with up to six process chambers and utilizes a single wafer handling robot.

OTHER SEMICONDUCTOR EQUIPMENT PRODUCTS

    STORM: The Storm is a single chamber system used for the cleaning of wafer transport containers. It processes batches of containers simultaneously, thereby offering high productivity in a space efficient system.

    VT 1500: The VTP 1500 is our vertical thermal processor, featuring batch applications for thermal deposition of oxide, nitride and polysilicon films. It also is used for various anneal processes where precise control of temperature and rate of change of temperature is required. Our VTP 1500 features our patented double-lift system, which allows wafers to remain stationary, reducing cycle time and providing more precise process control.

SOFTWARE CONTROL SYSTEMS

    SEMY APC: Our SEMY APC, or Advanced Process and Equipment Control, software systems provide automatic fault detection and run-to-run control of semiconductor manufacturing equipment. This automated and integrated control results in improved productivity, reduced scrap, increased device yield through improved process control, and better equipment utilization by providing for predictive maintenance.

CUSTOMERS, SALES AND MARKETING

    Our customers include leading worldwide semiconductor manufacturers. The following is a representative list of our largest United States and international customers, each having purchased approximately $2.0 million or more in fiscal 1999:

Advanced Micro Devices         Lucent Technologies            Seagate
Conexant Systems               Maxim Integrated Products      Sony
Fujitsu                        Motorola                       STMicroelectronics
IBM                            Nan Ya Technologies            Tokyo Electron
Infineon                       NEC                            TSMC
Integrated Device              Philips Semiconductor          United Microelectronics
  Technologies                 Samsung                        Unitive Electronics
Intel
                                                              Whiteoak Semiconductor

    We believe that our worldwide sales, service and customer support organizations are important to the long-term success of our customer relationships.

    International sales, primarily in Europe and Asia, accounted for approximately 35.9%, 38.3%, 52.8% and 57.8% of total net sales for fiscal 1997, 1998 and 1999 and the six months ended March 31, 2000, respectively. We market and sell our products in the United States through our sales organization which includes direct sales personnel and a limited number of independent sales representatives. We currently have sales and service offices located throughout the United States and Europe. Also, we have a direct sales and customer support organization located in Japan, Singapore and Korea with independent sales representatives serving China, Japan, Taiwan, and the United States. To enhance our sales capabilities, we maintain demonstration and process development laboratories at our facility in Kalispell, Montana and a demonstration laboratory in Japan.

    Field service personnel and application engineers service customers in the United States, Europe, Japan and Asia, directly providing warranty service, post-warranty service and equipment installations. Field service engineers are located in nine sites throughout the United States, including dedicated site-specific engineers at certain customer locations pursuant to customer agreements. To further ensure customer satisfaction, we also provide service and maintenance training, as well as process application training for our customers' personnel on a fee basis. We maintain an inventory of spare parts strategically located throughout the world, which allows us to provide same day or overnight delivery in most instances.

BACKLOG

    Consolidated orders backlog increased 213.3% to $92.1 million at March 31, 2000, from approximately $29.4 million at March 31, 1999. At March 31, 2000, semiconductor equipment orders represented 95.5% of consolidated orders backlog, and 97.3% as of the March 31, 1999.

    We include in backlog those customer orders for which we have written customer authorization and for which shipment is scheduled within the next twelve months. Orders are generally subject to cancellation or rescheduling by customers with limited or no penalty. Cancellations amounted to 2.3% of the dollar amounts of orders in fiscal 1999 and 1.3% in fiscal 1998. As the result of systems ordered and shipped in the same quarter, possible changes in customer delivery, cancellations and shipment delays, the backlog at any particular date and the new orders bookings for any particular period are not necessarily indicative of actual sales for any succeeding period. In particular, during periods of downturns in the semiconductor industry we have experienced significant delays relating to orders that were previously included in our consolidated orders backlog.

MANUFACTURING

    Most of the semiconductor equipment manufacturing is conducted at our facilities located in Kalispell, Montana. Our manufacturing operations include metals and plastics fabrication and finishing capabilities; component parts and final product assembly; and extensive product testing capabilities. Manufacturing personnel work closely with product development engineers to ensure that products are engineered for manufacturability, affording a smooth transition from prototype to full scale production. Component and product prototyping is performed internally. Software Control Systems operations are conducted at our facility in Phoenix, Arizona.

RESEARCH AND DEVELOPMENT

    The market for semiconductor equipment and software control systems is characterized by rapid technological change and product innovation. We believe that continued timely development of products for both existing and new markets is necessary to remain competitive. Therefore, we devote significant resources to programs directed at developing new and enhanced products, as well as new applications for existing products. We maintain extensive demonstration and process development laboratories at our facilities in Montana, including a clean room for testing and developing products. Research and development personnel work directly with customers to provide process solutions, develop new processes and to design and evaluate new equipment.

    Expenditures for research and development, which are expensed as incurred, were approximately $21.2 million in fiscal 1997, $24.5 million in fiscal 1998, $20.9 million in fiscal 1999 and $11.2 million during the six months ended March 31, 2000. These expenditures as a percentage of our net sales represented approximately 10.8% during the six months ended March 31, 2000, 17.0% in fiscal 1999, 13.6% in fiscal 1998 and 10.9% in fiscal 1997.

COMPETITION

    The markets in which we compete are highly competitive. We face substantial competition from established competitors, certain of which have greater financial, marketing, technical and other resources, broader product lines, more extensive customer support capabilities, and larger sales organizations and customer bases. We may also face competition from new domestic and overseas market entrants. Significant competitive factors in the semiconductor equipment market and other markets in which we compete include system performance and flexibility, cost of ownership, the size of each manufacturer's installed customer base, customer service and support and breadth of product line. We believe that we compete favorably on the basis of these factors.

PATENTS AND OTHER INTELLECTUAL PROPERTY

    Our success depends in significant part on the technically innovative features of our products. We currently hold 69 U.S. patents, some with pending foreign counterparts, have 108 U.S. patent applications pending and intend to file additional patent applications as we deem appropriate. There can be no assurance that patents will be issued from any of our pending applications or that existing or future patents will be sufficiently broad to protect our technology. While we attempt to protect our intellectual property rights through patents, copyrights and non-disclosure agreements, there can be no assurance that we will be able to protect our technology, or that competitors will not be able to develop similar technology independently. In addition, the laws of certain foreign countries may not protect our intellectual property to the same extent as the laws of the United States. Moreover, there can be no assurance that our existing or future patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide meaningful competitive advantages to us. In any of such events, our business, financial condition, results of operations and cash flows could be harmed.

    In addition, we rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, employees may breach these agreements, and we may not have adequate remedies for any breach. In any case, others may come to know about or determine our trade secrets through a variety of methods.

    We also rely to a lesser extent on technology developed and licensed from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. The loss of existing technology licenses could harm the performance of our existing services until equivalent technology can be identified, obtained and integrated. Failure to obtain new technology licenses may result in delays or reductions in the introduction of new and existing features, functions or services, which would harm our business.

    From time to time, we receive letters alleging patent infringement or inviting us to take a license to other parties' patents. We evaluate these letters on a case-by-case basis. Offers such as these may lead to litigation if we reject the opportunity to obtain the license.

    There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Although we are not aware of any infringement by our products of any patents or proprietary rights of others, further commercialization of our products could provoke claims of infringement from third parties. Any such claims could have a material adverse effect on our financial condition, and adverse determinations in any litigation could also harm our business, financial condition, results of operations and cash flows. We can give no assurance that third parties will not claim patent infringement in the future.

EMPLOYEES

    At March 31, 2000, we had 1,095 full time employees and 167 temporary workers worldwide. None of our employees is represented by a labor union, and we have never experienced a work stoppage or strike. We consider our employee relations to be good.

FACILITIES

    We own five facilities around the world. We have two manufacturing facilities located on sites in Kalispell, Montana with approximately 200,000 square feet in the aggregate. We also own a building and land located in Cambridge, England which serves as our European sales and customer service headquarters and a building and land located in Coopersburg, Pennsylvania, which serves as a manufacturing facility for our Rhetech, Inc. subsidiary. In addition, in fiscal 1999, we purchased a building and land in Phoenix, Arizona to house our Semy Engineering, Inc. subsidiary. All the facilities above support our Semiconductor Equipment segment, except our Phoenix, Arizona facility which supports our Software Control Systems segment. We believe that our existing manufacturing facilities will be adequate to meet our requirements for the foreseeable future and that suitable additional or substitute space will be available as needed. We also lease fourteen other smaller facilities worldwide, which are used as sales and customer service centers.

LEGAL MATTERS

    In August 1998, we filed suit against Novellus Systems, Inc. in the United States District Court for the Northern District of California (Case
No. C-98-3089 DLJ), alleging infringement of two of our patents relating to single substrate processing tools used in electrochemical deposition of copper onto semiconductor wafers. We seek damages for past infringement, a permanent injunction prohibiting future infringement, treble damages for willful infringement, prejudgment interest and attorneys' fees. Novellus answered the complaint by denying all of the allegations and counter-claiming for declaratory judgment of invalidity and noninfringement and attorneys' fees. Novellus filed a motion for summary judgment of noninfringement, which motion was granted on March 17, 2000, and judgement was subsequently entered on May 12, 2000 dismissing the case. We filed an appeal to the United States Court of Appeals for the Federal Circuit on May 15, 2000 seeking review of the ruling on the motion for summary judgment.

    A lawsuit brought by Mitsubishi Silicon America Corporation, successor to Siltec Corporation (Case No. CV-98-826AA) was filed on July 7, 1998 in the United States Federal District Court for the District of Oregon against us. The lawsuit alleges breach of warranties and seeks damages and attorneys' fees of approximately $5.4 million. The trial is scheduled to commence in February, 2001. We believe the lawsuit to be without merit and are contesting the action vigorously. However, given the inherent uncertainty of litigation and the stage of discovery, there can be no assurance that the ultimate outcome will be in our favor. Further, regardless of the ultimate outcome, there can be no assurance that the diversion of management's attention, and any costs associated with the lawsuit, will not have a material adverse effect on our financial condition, results of operations or cash flows.

    We are subject to other legal proceedings and claims which have arisen in the ordinary course of our business and have not been finally adjudicated. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of our management, based upon the information available at this time, that the currently expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flows.

    In addition, we have been notified by the Market Regulation Department of NASD Regulation, Inc., which is the regulatory subsidiary of the National Association of Securities Dealers, or NASD, that they are conducting a review of trading activity in our common stock surrounding our January 10, 2000 announcement concerning our results for the quarter ended December 31, 1999. We are aware that the son of our Chairman acquired 2,000 shares of our common stock for his SEP retirement account during the relevant time period. According to NASD Regulation, the NASD review should not be construed as an indication that any violations of NASD rules or federal securities laws occurred, or as a reflection upon any person who effected transactions in our securities. Through our attorneys, we are cooperating with the NASD's review.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information with respect to our executive officers and directors as of May 1, 2000.

NAME                                          AGE                       POSITION
----                                        --------                    --------
Raymon F. Thompson........................     58      Chairman, President and Chief Executive
                                                       Officer
Timothy C. Dodkin.........................     50      Director and Senior Vice President,
                                                       Managing Director of Semitool Europe, Ltd.
William A. Freeman........................     57      Senior Vice President and Chief Financial
                                                       Officer
Gregory L. Perkins........................     56      Vice President, Operations
Larry A. Viano............................     46      Treasurer and Controller
Howard E. Bateman(1)......................     65      Director
Richard A. Dasen(2).......................     57      Director
Daniel J. Eigeman(2)......................     65      Director

------------

(1) Member of the Compensation and Stock Option Committee.

(2) Member of the Audit Committee.

    RAYMON F. THOMPSON founded Semitool in 1979 and serves as our Chairman, President and Chief Executive Officer. In 1979, Mr. Thompson designed, patented and introduced the first on-axis spin rinser/dryer for the semiconductor industry. Mr. Thompson serves on the Boards of Directors of Semitool
Europe, Ltd. and Semitool Japan KK.

    TIMOTHY C. DODKIN has been employed by us since 1985 and has served on our Board of Directors since 1998. Mr. Dodkin served as our European Sales Manager from 1985 to 1986 when he became Senior Vice President, Managing Director of Semitool Europe, Ltd. Prior to joining us, Mr. Dodkin worked at Cambridge Instruments, a semiconductor equipment manufacturer, for ten years in national and international sales.

    WILLIAM A. FREEMAN has been employed by us since 1998 and is our Senior Vice President and Chief Financial Officer. Prior to joining us and since 1995, Mr. Freeman was an independent management consultant. Prior to 1995, he worked for 22 years at Zurn Industries, Inc., a diversified manufacturing, engineering, and construction company. At Zurn, Mr. Freeman served in division management positions before being appointed Senior Vice President and Chief Financial Officer in 1986, and President in 1991. Mr. Freeman is also a director of NPC International, Inc.

    GREGORY L. PERKINS joined us in 1990 as Vice President, Manufacturing and, since 1994, has served as our Vice President, Operations. Prior to joining us, Mr. Perkins served as General Manager for Modulair, Inc., a manufacturer of clean rooms, from 1987 to 1990.

    LARRY A. VIANO joined us in 1985 and serves as our Treasurer and Controller. Mr. Viano serves on the Board of Directors of Semitool Europe, Ltd. and Semitool Japan KK. Mr. Viano is a Certified Public Accountant.

    HOWARD E. BATEMAN has served on our Board of Directors since 1990.
Mr. Bateman formerly owned and operated Entech, a Pennsylvania company that was an independent sales representative for our products from 1979 to 1996.

    RICHARD A. DASEN has served on our Board of Directors since 1984. From 1974 to 1992, Mr. Dasen owned and managed Evergreen Bancorporation, a multi-bank holding company. Since 1992, Mr. Dasen has been an independent businessman.

    DANIEL J. EIGEMAN has served on our Board of Directors since 1985. From 1971 to 1993, Mr. Eigeman was President of Eigeman, Hanson & Co., P.C., an accounting firm, and since 1993 has been a shareholder of Junkermier, Clark, Campanella, Stevens, P.C., CPAs. Mr. Eigeman serves as a director of CPA Mutual Insurance of America, Inc.

                           RELATED PARTY TRANSACTIONS

    We lease airplanes from Raymon F. Thompson, our Chairman, President and Chief Executive Officer. Under these lease agreements, we made rental payments to Mr. Thompson of $474,000 during the fiscal year ended September 30, 1999. We currently lease two airplanes from Mr. Thompson with a total monthly rental charge of approximately $57,000. The lease term is month-to-month. The terms of the lease agreement were based on quotes from independent aircraft leasing dealers for the same type of aircraft. In addition, we lease a hangar from Mr. Thompson for a monthly rent in the amount of $3,333. This lease began on October 1, 1999 and has a three-year term. We believe that these lease agreements are on terms no less favorable to us than could have been obtained from an unaffiliated party.

    Periodically, we advance funds to Mr. Thompson and pay certain expenses for the benefit of Mr. Thompson. These advances are offset by amounts payable to Mr. Thompson under the agreements described in the preceding paragraph. Net advances to (from) Mr. Thompson are charged interest at our borrowing rate for short-term funds. Associated with these advances, Mr. Thompson paid us interest of $3,932 in fiscal 1998.

    We purchased raw materials approximating $720,000 and $441,000 for the fiscal years ended September 30, 1997 and 1998, respectively, from a company previously owned by Mr. Thompson. Mr. Thompson sold his holdings of this company in December 1997.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information known to us regarding the beneficial ownership of common stock as of March 31, 2000, and as adjusted to reflect the sale of common stock offered hereby, by:

    - each of our directors;

    - the chief executive officer and our four most highly compensated executive officers other than our chief executive officer;

    - all directors and executive officers as a group; and

    - each person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

    The beneficial ownership is calculated based on 28,265,420 shares of our common stock outstanding as of March 31, 2000 and 31,301,420 shares of common stock after completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares set forth opposite such person's name. The address of each of the directors and executive officers is c/o Semitool, Inc., 655 West Reserve Drive, Kalispell,
Montana 59901. Each individual below has agreed not to sell any of our common stock during the period ended 90 days after the effective date of this offering without the prior written consent of FleetBoston Robertson Stephens Inc., subject to specified exceptions, and except as set forth below.

                                                  SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                         OWNED                                OWNED
                                                   PRIOR TO OFFERING     NUMBER OF      AFTER OFFERING(2)
                                                 ---------------------    SHARES     -----------------------
DIRECTORS, EXECUTIVE OFFICERS AND 5%             NUMBER OF                 BEING     NUMBER OF
SHAREHOLDERS                                       SHARES     PERCENT     OFFERED      SHARES     PERCENT(2)
------------------------------------             ----------   --------   ---------   ----------   ----------
Raymon F. Thompson(1)..........................  12,632,368     44.7%    1,000,000   11,632,368      37.2%
Howard E. Bateman(2)...........................      31,000        *       14,000       17,000          *
Richard A. Dasen(2)(3).........................      29,000        *       14,000       15,000          *
Timothy C. Dodkin(4)...........................      41,500        *           --       41,500          *
Daniel J. Eigeman(2)...........................      24,800        *       14,000       10,800          *
William A. Freeman(5)..........................      38,000        *       18,000       20,000          *
Gregory L. Perkins(6)..........................       4,700        *           --        4,700          *
Larry A. Viano(7)..............................      18,000        *        4,000       14,000          *
All directors and officers as a group (8
  persons)(8)..................................  12,819,368     45.4     1,064,000   11,755,368      37.6%

------------

*   Less than 1%.

(1) Includes 10,115,868 shares held in the name of the Raymon F. Thompson Living Trust, 1,775,760 shares held in the name of the Ladeine A. Thompson Living Trust (Mrs. Thompson is Mr. Thompson's wife), 425,000 shares held in the name of the Gina Thompson Trust of which Mr. Thompson is the trustee, and 189,400 shares held in the name of the Floyd Foundation Trust of which Mr. Thompson is the trustee. Of the 1,000,000 shares offered by Mr. Thompson, 500,000 shares are being offered by the Raymon F. Thompson Living Trust and 500,000 shares are being offered by the Ladeine A. Thompson Living Trust.

(2) Includes 23,000 shares issuable pursuant to options which are exercisable within 60 days of March 31, 2000.

(3) Includes 850 shares held by the Richard Boyd Roth Trust of which Mr. Dasen is a co-trustee with shared voting power and shared dispositive power.
    Mr. Dasen disclaims beneficial ownership to these 850 shares. Also includes 23,000 shares issuable pursuant to options which are exercisable within 60 days of March 31, 2000.

(4) Includes 38,500 shares issuable pursuant to options which are exercisable within 60 days of March 31, 2000.

(5) Includes 38,000 shares issuable pursuant to options which are exercisable within 60 days of March 31, 2000.

(6) Includes 4,700 shares issuable pursuant to options which are exercisable within 60 days of March 31, 2000.

(7) Includes 1,200 shares issuable pursuant to options which are exercisable within 60 days of March 31, 2000.

(8) Includes 172,200 shares issuable pursuant to options which are exercisable within 60 days of March 31, 2000.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, Bear, Stearns & Co. Inc., Needham & Company, Inc., Wit SoundView Corporation and Ragen MacKenzie Incorporated, have severally agreed with us and the selling shareholders, subject to the terms and conditions of the underwriting agreement, to purchase from us and the selling shareholders the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Bear, Stearns & Co. Inc.....................................
Needham & Company, Inc......................................
Wit SoundView Corporation...................................
Ragen MacKenzie Incorporated................................
                                                                 ----------
    Total...................................................      4,100,000
                                                                 ==========

    The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession of not in excess of $    per share, of which $    may be reallowed to
other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    We and one selling shareholder have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 115,000 and 500,000 shares, respectively, for an aggregate of 615,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the additional 615,000 shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We and the selling shareholders will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

    The following table summarizes the compensation to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                                   TOTAL
                                                                      -------------------------------
                                                                         WITHOUT            WITH
                                                          PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                          ---------   --------------   --------------
Underwriting discounts and commissions payable by us....
Underwriting discounts and commissions payable by the
  selling shareholders..................................

    We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $600,000.

    The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling shareholders against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

    Each of our executive officers and directors, including without limitation, the selling shareholders, have agreed, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of Bear, Stearns & Co. Inc. This restriction terminates after the close of trading of the common stock on and including the 90th day after the registration statement relating to the offering has been declared effective by the staff of the Securities and Exchange Commission. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90 day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our shareholders who have executed a lock-up agreement, other than the selling shareholders, providing consent to the sale of shares prior to the expiration of the lock-up period.

    In addition, we have agreed that, subject to certain exceptions, during the lock-up period we will not, without the prior written consent of Bear, Stearns & Co. Inc. consent to the disposition of any shares held by shareholders subject to lock-up agreements prior to the expiration of the lock-up periods, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period.

    Our common stock is traded on the Nasdaq National Market under the symbol "SMTL."

    A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

    In particular, a prospectus in electronic format is being made available on Internet web sites maintained by Wit SoundView Corporation's affiliate, Wit Capital Corporation, and may be made available on web sites maintained by other underwriters. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on web sites maintained by each of these dealers. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

    The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    In connection with this offering and before the commencement of offers or sales of the common stock, certain underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act, during the business day prior to the pricing of the offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    Some of the underwriters may in the future perform financial advisory services for us.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby, as well as legal matters pertaining to the laws of the State of Montana, will be passed upon for us by Crowley, Haughey, Hanson, Toole & Dietrich, P.L.L.P., Kalispell, Montana. Morrison & Foerster LLP, Palo Alto, California is acting as our counsel in connection with certain matters relating to the offering. Morrison & Foerster LLP will rely on the opinion of Crowley, Haughey, Hanson, Toole & Dietrich with respect to the laws of the State of Montana. Certain legal matters in connection with the offering will be passed upon for the underwriters by O'Melveny & Myers LLP, San Francisco, California.

                                    EXPERTS

    The consolidated financial statements as of September 30, 1998 and 1999 and for each of the three years in the period ended September 30, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    We are subject to the informational requirements of the Exchange Act, which means we are required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information filed can be inspected and copied at the Securities and Exchange Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Securities and Exchange Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including ours, that file electronically with the Securities and Exchange Commission. In addition, our common stock is listed on the Nasdaq National Market and similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

    We have filed with the Securities and Exchange Commission a registration statement on Form S-3 (of which this prospectus is a part) under the Securities Act, with respect to the shares of our common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in this registration statement, some portions of which have been incorporated by reference as permitted by the rules and regulations of the Securities and Exchange Commission. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. Each of these statements are qualified in all respects by this reference and the exhibits and schedules thereto. For further information regarding us and the shares of our common stock being offered by this prospectus, reference is hereby made to the registration statement and such exhibits and schedules which may be obtained from the Securities and Exchange Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Securities and Exchange Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows us to "incorporate by reference" the information we have filed with it, which means we can disclose information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below.

    The documents we incorporate by reference are:

    - our Annual Report on Form 10-K for the year ended September 30, 1999;

    - our Quarterly Reports on Form 10-Q for the quarters ended December 31, 1999 and March 31, 2000;

    - our Proxy Statement on Schedule 14A for our 2000 Annual Meeting of Shareholders; and

    - the description of our common stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on January 27, 1995 (File No. 0-25424).

    Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this prospectus is delivered upon written or oral request. Requests should be directed to William A. Freeman, Semitool, Inc., 655 West Reserve Drive, Kalispell, Montana 59901, telephone number (406) 752-2107.

                                 SEMITOOL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of PricewaterhouseCoopers LLP, Independent
  Accountants...............................................    F-2

Consolidated Balance Sheets.................................    F-3

Consolidated Statements of Operations.......................    F-4

Consolidated Statements of Changes in Shareholders'
  Equity....................................................    F-5

Consolidated Statements of Cash Flow........................    F-6

Consolidated Statements of Comprehensive Income (Loss)......    F-7

Notes to Consolidated Financial Statements..................    F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders
Semitool, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, cash flows and comprehensive income (loss) present fairly, in all material respects, the financial position of Semitool, Inc. and its subsidiaries at September 30, 1998 and September 30, 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Boise, Idaho
November 3, 1999, except for Note 10, as to which the date is March 28, 2000

                                 SEMITOOL, INC.

                          CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                                 SEPTEMBER 30,
                                                              -------------------    MARCH 31,
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  7,287   $  4,789    $  7,717
  Trade receivables, less allowance for doubtful accounts of
    $1,542, $271 and $222 (unaudited).......................    34,855     38,366      53,736
  Inventories...............................................    36,435     41,667      50,327
  Income tax refund receivable..............................        --      3,944       2,405
  Prepaid expenses and other current assets.................     2,052      2,607       2,353
  Deferred income taxes.....................................     6,379      5,928       5,928
                                                              --------   --------    --------
    Total current assets....................................    87,008     97,301     122,466
Property, plant and equipment, net..........................    36,302     30,336      28,647
Intangibles, less accumulated amortization of $2,399, $3,574
  and $4,127 (unaudited)....................................     3,965      3,406       3,443
Other assets, net...........................................       715        841       1,117
                                                              --------   --------    --------
    Total assets............................................  $127,990   $131,884    $155,673
                                                              ========   ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Note payable to bank......................................  $  3,000   $ 10,160    $  8,911
  Accounts payable..........................................     8,987     14,602      23,384
  Accrued commissions.......................................       935      1,018       1,926
  Accrued warranty and installation.........................    11,970      9,045      11,460
  Accrued payroll and related benefits......................     4,240      3,691       5,079
  Other accrued liabilities.................................     2,414      3,974       4,208
  Customer advances.........................................     2,380      2,119       1,360
  Long-term debt and capital leases, due within one year....       596        381         343
  Payable to shareholder....................................        78          3          60
                                                              --------   --------    --------
  Total current liabilities.................................    34,600     44,993      56,731
Long-term debt and capital leases, due after one year.......     3,836      3,911       3,843
Deferred income taxes.......................................     2,860      1,955       1,955
                                                              --------   --------    --------
  Total liabilities.........................................    41,296     50,859      62,529
                                                              --------   --------    --------
Commitments and contingencies (Note 9)
Shareholders' equity:
  Preferred stock, no par value, 5,000 shares authorized, no
    shares issued and outstanding...........................        --         --
  Common stock, no par value, 30,000 shares authorized as of
    September 30, 1998 and 1999, 75,000 shares authorized as
    of March 31, 2000, 27,584 and 27,628 shares issued and
    outstanding in 1998 and 1999 and 28,265 (unaudited) as
    of March 31, 2000.......................................    41,248     41,464      44,497
  Retained earnings.........................................    45,754     39,009      47,928
  Accumulated other comprehensive income (loss).............      (308)       552         719
                                                              --------   --------    --------
  Total shareholders' equity................................    86,694     81,025      93,144
                                                              --------   --------    --------
  Total liabilities and shareholders' equity................  $127,990   $131,884    $155,673
                                                              ========   ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                 SEMITOOL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              (AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                             FOR THE SIX MONTHS
                                                 FOR THE YEAR ENDED                ENDED
                                                   SEPTEMBER 30,                 MARCH 31,
                                           ------------------------------   --------------------
                                             1997       1998       1999       1999        2000
                                           --------   --------   --------   ---------   --------
                                                                                (UNAUDITED)
Net sales................................  $193,952   $180,501   $122,528    $56,238    $103,863
Cost of sales............................   102,862     89,522     64,880     29,574      48,579
                                           --------   --------   --------    -------    --------
Gross profit.............................    91,090     90,979     57,648     26,664      55,284
                                           --------   --------   --------    -------    --------
Operating expenses:
  Selling, general and administrative....    49,479     58,356     49,515     23,078      30,933
  Research and development...............    21,179     24,536     20,874     10,749      11,193
                                           --------   --------   --------    -------    --------
    Total operating expenses.............    70,658     82,892     70,389     33,827      42,126
                                           --------   --------   --------    -------    --------
Income (loss) from operations............    20,432      8,087    (12,741)    (7,163)     13,158
                                           --------   --------   --------    -------    --------
Other income (expense):
  Interest income........................        97         64        243        125          47
  Interest expense.......................      (499)      (559)      (401)      (207)       (521)
  Other, net.............................       168       (312)     1,954      1,021         432
                                           --------   --------   --------    -------    --------
                                               (234)      (807)     1,796        939         (42)
                                           --------   --------   --------    -------    --------
Income (loss) before income taxes........    20,198      7,280    (10,945)    (6,224)     13,116
Income taxes.............................     7,675      2,475     (4,200)    (2,116)      4,197
                                           --------   --------   --------    -------    --------
Net income (loss)........................  $ 12,523   $  4,805   $ (6,745)   $(4,108)   $  8,919
                                           ========   ========   ========    =======    ========
Earnings (loss) per share:
Basic....................................  $   0.46   $   0.17   $  (0.24)   $ (0.15)   $   0.32
Diluted..................................  $   0.45   $   0.17   $  (0.24)   $ (0.15)   $   0.31
Weighted average common shares:
Basic....................................    27,352     27,566     27,594     27,584      27,838
Diluted..................................    27,666     27,808     27,594     27,584      28,639

   The accompanying notes are an integral part of the consolidated financial statements.

                                 SEMITOOL, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                             (AMOUNTS IN THOUSANDS)

                                                 COMMON STOCK
                                              -------------------               ACCUMULATED
                                               NUMBER                              OTHER
                                                 OF                 RETAINED   COMPREHENSIVE
                                               SHARES     AMOUNT    EARNINGS   INCOME (LOSS)    TOTAL
                                              --------   --------   --------   -------------   --------
Balance October 1, 1996.....................   27,312    $39,577    $28,426        $  --       $68,003
  Net income................................       --         --     12,523           --        12,523
  Exercise of stock options.................      200      1,013         --           --         1,013
  Other comprehensive income................       --         --         --           41            41
                                               ------    -------    -------        -----       -------
Balance September 30, 1997..................   27,512     40,590     40,949           41        81,580
  Net income................................       --         --      4,805           --         4,805
  Exercise of stock options.................       72        342         --           --           342
  Income tax effect of nonqualified stock
    options.................................       --        316         --           --           316
  Other comprehensive loss..................       --         --         --         (349)         (349)
                                               ------    -------    -------        -----       -------
Balance September 30, 1998..................   27,584     41,248     45,754         (308)       86,694
  Net income................................       --         --     (6,745)          --        (6,745)
  Exercise of stock options.................       44        216         --           --           216
  Other comprehensive income................       --         --         --          860           860
                                               ------    -------    -------        -----       -------
Balance September 30, 1999..................   27,628     41,464     39,009          552        81,025
  Net income................................       --         --      8,919           --         8,919
  Exercise of stock options.................      637      3,033         --           --         3,033
  Other comprehensive income................       --         --         --          167           167
                                               ------    -------    -------        -----       -------
Balance March 31, 2000 (unaudited)..........   28,265    $44,497    $47,928        $ 719       $93,144
                                               ======    =======    =======        =====       =======

   The accompanying notes are an integral part of the consolidated financial statements.

                                 SEMITOOL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                                                   FOR THE SIX
                                                                    FOR THE YEAR ENDED            MONTHS ENDED
                                                                      SEPTEMBER 30,                 MARCH 31,
                                                              ------------------------------   -------------------
                                                                1997       1998       1999       1999       2000
                                                              --------   --------   --------   --------   --------
                                                                                                   (UNAUDITED)
Operating activities:
  Net income (loss).........................................  $ 12,523   $  4,805   $(6,745)   $(4,108)   $  8,919
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    (Gain) loss on disposition of assets....................         6        623      (157)       157         106
    Depreciation and amortization...........................     6,077     10,423    10,351      5,078       4,160
    Provisions for losses on accounts receivable............        (9)     1,318        51         58         (49)
    Deferred income tax.....................................      (719)       308      (454)        --          --
    Change in:
      Trade receivables.....................................    (1,653)     3,993    (1,902)    10,802     (13,971)
      Inventories...........................................   (10,649)     2,593    (7,995)     2,301      (8,626)
      Income tax refund receivable..........................        --         --    (3,944)        --       1,539
      Prepaid expenses and other current assets.............       552       (282)     (353)    (2,501)        308
      Shareholder payable...................................       (26)        71       (75)       (78)         57
      Other assets, net.....................................      (262)       113      (422)       (69)       (479)
      Accounts payable......................................      (442)    (7,234)    3,760     (1,439)      8,300
      Accrued commissions...................................        99       (915)       83         70         908
      Accrued warranty and installation.....................     1,823      2,150    (2,939)    (3,126)      2,410
      Accrued payroll and related benefits..................     1,132     (1,924)     (589)      (610)      1,384
      Other accrued liabilities.............................       435        972     1,788       (140)     (1,841)
      Customer advances.....................................    (2,035)       660      (264)    (1,081)       (759)
      Income taxes payable..................................     1,652     (2,670)       --         --       2,049
                                                              --------   --------   -------    -------    --------
      Net cash provided by (used in) operating activities...     8,504     15,004    (9,806)     5,314       4,415
                                                              --------   --------   -------    -------    --------
Investing activities:
  Purchases of property, plant and equipment................    (6,174)    (9,759)   (1,988)    (1,640)     (1,485)
  Increase in intangible assets.............................    (1,122)    (2,826)     (654)      (197)       (708)
  Proceeds from sale of property............................        42         63     3,381      1,008          47
                                                              --------   --------   -------    -------    --------
      Net cash provided by (used in) investing activities...    (7,254)   (12,522)      739       (829)     (2,146)
                                                              --------   --------   -------    -------    --------
Financing activities:
  Proceeds from exercise of stock options...................     1,013        342       216         --       3,014
  Borrowings under line of credit...........................    61,835     75,440    15,845      1,000      49,470
  Repayments under line of credit...........................   (61,835)   (76,440)   (8,685)    (4,413)    (51,633)
  Proceeds from long-term debt..............................       131      1,100        --         --          --
  Repayments of long-term debt and capital leases...........      (385)      (410)     (636)      (222)       (217)
  Repayments of short-term debt.............................        --       (255)     (413)        --          --
                                                              --------   --------   -------    -------    --------
      Net cash provided by (used in) financing activities...       759       (223)    6,327     (3,635)        634
                                                              --------   --------   -------    -------    --------
Effect of exchange rate changes on cash and cash
  equivalents...............................................        (7)       (32)      242        203          25
                                                              --------   --------   -------    -------    --------
Net increase (decrease) in cash and cash equivalents........     2,002      2,227    (2,498)     1,053       2,928
Cash and cash equivalents at beginning of period............     3,058      5,060     7,287      7,287       4,789
                                                              --------   --------   -------    -------    --------
Cash and cash equivalents at end of period..................  $  5,060   $  7,287   $ 4,789    $ 8,340    $  7,717
                                                              ========   ========   =======    =======    ========
Supplemental disclosures of cash flow information:
  Cash paid (received) during the year for:
  Interest..................................................  $    497   $    569   $   370
  Income taxes..............................................     6,748      5,263      (431)
Supplemental disclosures of non-cash financing and investing activity:
  Inventory transferred to equipment........................  $  6,434   $  2,033   $ 3,367
  Assets acquired by incurring debt and capital leases......        --        668       501
  Income tax effect of nonqualified stock options...........        --        316        --

   The accompanying notes are an integral part of the consolidated financial statements.

                                 SEMITOOL, INC.

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                             (AMOUNTS IN THOUSANDS)

                                                          FOR THE YEAR ENDED         FOR THE SIX MONTHS
                                                            SEPTEMBER 30,              ENDED MARCH 31,
                                                    ------------------------------   -------------------
                                                      1997       1998       1999       1999       2000
                                                    --------   --------   --------   --------   --------
                                                                                         (UNAUDITED)
Net income (loss).................................  $12,523     $4,805    $(6,745)   $(4,108)    $8,919
Foreign currency translation adjustment...........       41       (349)       860        524        167
                                                    -------     ------    -------    -------     ------
        Total comprehensive income (loss).........  $12,564     $4,456    $(5,885)   $(3,584)    $9,086
                                                    =======     ======    =======    =======     ======

   The accompanying notes are an integral part of the consolidated financial statements.

                                 SEMITOOL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    Semitool, Inc. (Semitool) and subsidiaries (the Company) designs, manufactures, markets and services equipment and software control products used in the manufacture of semiconductors as well as other products requiring similar processes including thin film heads, compact disc masters, flat panel displays and hard disk media. The Company has two reportable segments, Semiconductor Equipment and Software Control Systems. Semitool has various subsidiaries which operate various sales and service offices in certain geographic areas.

    Significant accounting policies followed by the Company are:

BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Semitool and its wholly-owned subsidiaries: Semitool Europe Ltd., (United Kingdom); Semitool Halbleitertechnik Vertriebs GmbH, (Germany); Semitool France SARL; Semitool Italia SRL; Semitool Japan KK; Semitool Korea, Inc.; Semitool (Asia) Pte Ltd., (Singapore); Semitool FSC, Inc.; Semy Engineering, Inc. (Semy) and
Rhetech, Inc. (Rhetech). All significant intercompany accounts and transactions are eliminated in consolidation.

    The accompanying unaudited financial statements as of March 31, 2000 and for the six months ended March 31, 2000 and 1999 were derived from the Company's books and records without audit and in the opinion of management include all of the adjustments (normal and recurring in nature) necessary to present fairly the Company's consolidated financial position as of March 31, 2000 and the consolidated results of operations and consolidated cash flows for the six months ended March 31, 2000 and 1999. The results of operations for the six months ended March 31, 2000 and 1999 may not be indicative of those you may expect for the full year.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Actual results inevitably will differ from those estimates, and such differences may be material to the consolidated financial statements.

CASH EQUIVALENTS

    The Company considers cash equivalents to consist of short-term, highly liquid investments with remaining maturities at time of purchase of three months or less. Substantially all of its cash and cash equivalents are held by major financial institutions. At times such balances may be in excess of the federal insurance limit.

INVENTORIES

    Inventories are carried at the lower of first-in, first-out (FIFO) cost or market. The Company periodically reviews its inventories to identify slow moving and obsolete inventories to record such inventories at net realizable values. It is reasonably possible that the Company's estimates of net realizable values could change in the near term due to technological and other changes.

                                 SEMITOOL, INC.

1. COMPANY ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost. Depreciation and amortization is provided using the straight-line method with estimated useful lives as follows:

Buildings and improvements..................................          10-40 years
Machinery and equipment.....................................            2-5 years
Furniture, fixtures and leasehold improvements..............            3-7 years
Vehicles and aircraft.......................................           5-10 years

    Major additions and betterments are capitalized. Costs of maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently. When items are disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

INTANGIBLE ASSETS

    Intangible assets include, among other things, the cost of internally developed software and legal costs associated with obtaining patents.

    Costs incurred for internally developed software products and enhancements after technological feasibility and marketability have been established for the related product are capitalized and are stated at the lower of cost or net realizable value. Amortization is provided based on the greater of the amount computed using (a) the ratio that current gross revenues for a product bears to the total of current and anticipated future gross revenues for that product, or
(b) the straight-line method over the remaining economic life of the product, estimated at three years. Net capitalized software costs were $2.4 million and $1.3 million as of September 30, 1998 and 1999 and amortization of such costs was $491,000, $877,000 and $1,105,000 for the years ended September 30, 1997,
1998 and 1999, respectively.

    The cost of patents is amortized on a straight-line basis over the lesser of 17 years or the estimated product life.

    It is reasonably possible that estimates of future gross revenues for software products, the estimated remaining product life, or both could change in the near term due to technological and other changes which would result in a reduction in the carrying value of capitalized software development costs and patents.

REVENUE RECOGNITION

    Revenue from sales of products is generally recognized at the time the product is shipped. Service contract revenue is recognized ratably over the period of the related contract. Software revenue is recognized when there is persuasive evidence of an arrangement, the software has been delivered, the price is fixed, and determinable and collectibility is probable in accordance with the AICPA's Statement of Position 97-2 "Software Revenue Recognition".

ACCRUED WARRANTY AND INSTALLATION

    The Company's obligations at time of shipment for installation and warranty are accrued concurrently with the revenue recognized. The Company has made a provision for its warranty and

                                 SEMITOOL, INC.

1. COMPANY ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
installation obligations based upon historical costs incurred for such obligations adjusted, as necessary, for current conditions and factors. Due to the significant uncertainties and judgments involved in estimating the Company's warranty and installation obligations, including changing product designs and specifications, the ultimate amount incurred for warranty and installation costs could change in the near term from the Company's current estimate.

FOREIGN CURRENCY

    Except for Semitool Japan KK, where the functional currency was changed to the yen during the fourth quarter of 1997, the functional currency for the Company's foreign operations is the U.S. Dollar, in which most of the sales and purchases are denominated. For these foreign operations, realized gains and losses from foreign currency transactions and unrealized gains and losses from re-measurement of the financial statements of the foreign operations into the functional currency are included in the consolidated statements of operations.

    In July 1997, Semitool Japan KK, commenced invoicing its customers in yen, and therefore, the Company changed the functional currency from the U.S. Dollar to the yen. The change in the functional currency has been accounted for prospectively commencing in the fourth quarter of 1997. Gains and (losses) of $(3,600), $(44,000) and $1.2 million in 1997, 1998, and 1999 are included in
Other Income (Expense) in the Consolidated Statements of Operations and unrealized gains and losses from re-measurement of the financial statements are reflected as a component of Other Comprehensive Income (Loss).

FOREIGN CURRENCY EXCHANGE CONTRACTS

    The Company uses foreign currency exchange contracts, which typically mature within one year, as part of an overall risk-management strategy. These instruments are used as an economic hedge of receivables denominated in yen. Transaction gains and losses on these contracts and the related receivables are recognized in the consolidated statements of operations. The impact of movements in currency exchange rates on forward foreign exchange contracts generally offsets the related impact on the underlying items being hedged, and therefore net foreign currency gains and losses on these transactions historically have not been material. However, during fiscal 1999, significant receivables were not hedged which resulted in net foreign currency gains of $1.2 million. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

    As of September 30, 1998 and 1999, the Company had foreign currency exchange contracts to sell 571.0 million yen (US $4.2 million) and 1,191.6 million yen (US $11.2 million), respectively, at contracted forward rates maturing at various dates in fiscal 1999 and 2000.

RESEARCH AND DEVELOPMENT COSTS

    Costs of research and development are expensed as incurred.

                                 SEMITOOL, INC.

1. COMPANY ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
EARNINGS PER SHARE

    Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of common shares outstanding and common share equivalents. Common equivalent shares result from the assumed exercise of outstanding stock options. Diluted earnings per share excludes the effects of antidilutive stock options of 271,000, 346,000 and 1,778,900 in fiscal 1997, 1998 and 1999, respectively, and 882,325 for the six months ended March 31, 1999.

    The following table sets forth the computation of basic and diluted earnings
(loss) per common share (in thousands):

                                                                  FOR THE SIX MONTHS
                                         SEPTEMBER 30,              ENDED MARCH 31,
                                 ------------------------------   -------------------
                                   1997       1998       1999       1999       2000
                                 --------   --------   --------   --------   --------
                                                                      (UNAUDITED)
Numerator:
  Net income (loss) used for
    basic and diluted earnings
    (loss) per share...........  $12,523    $ 4,805    $(6,745)   $(4,108)   $ 8,919
                                 =======    =======    =======    =======    =======

Denominator:
  Average common shares used
    for basic earnings (loss)
    per share..................   27,352     27,566     27,594     27,584     27,838
  Effects of dilutive stock
    options....................      314        242         --         --        801
                                 -------    -------    -------    -------    -------

Denominator for diluted
  earnings (loss) per share....   27,666     27,808     27,594    $27,584    $28,639
                                 =======    =======    =======    =======    =======

COMPREHENSIVE INCOME

    In fiscal 1999, the Company adopted SFAS No. 130 (SFAS 130), "Reporting Comprehensive Income." This statement requires the Company to disclose accumulated other comprehensive income or loss as a separate component of shareholders' equity. Prior period financial statements have been reclassified to reflect application of this statement.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, Statement of Financial Accounting Standards No. 133
(SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for the Company in fiscal 2001. The Company has not yet determined the effect the adoption of this standard will have on the financial condition or results of operations of the Company.

                                 SEMITOOL, INC.

1. COMPANY ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. When the Company adopts SAB 101 in the first quarter of fiscal 2001, the Company will recognize revenue when it substantially completes the terms of the applicable sales arrangement, which generally occurs upon the customers' acceptance of the Company's product. While the Company has not fully assessed the impact on it of the adoption of SAB 101, it believes that it may require a significant amount of its first quarter of fiscal 2001 net sales to be deferred, which could be partially or totally offset by the recognition of net sales for products shipped in prior periods, as required by SAB 101. Any change in the Company's revenue recognition policy resulting from the implementation of SAB 101 would be reported as a change in accounting principle in the quarter ending December 31, 2000 with a cumulative adjustment in that quarter to reflect the effect of the change. The Company is also considering potential changes to its standard contracts for equipment sales that could mitigate the impact of SAB 101. In addition, the Company may need to renegotiate the financial covenants under its line of credit agreement. As a result, while SAB 101 would not affect the fundamental aspects of the Company's operations as measured by its shipments and cash flows, implementation of SAB 101 could have an adverse effect on its reported results of operations for the first quarter of fiscal 2001 when
SAB 101 will be implemented.

    In April 2000, Financial Accounting Standards Board Interpretation No. 44, or FIN 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION--AN INTERPRETATION OF APB OPINION NO. 25, was issued. FIN 44 clarifies and modifies APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. FIN 44 is effective for the Company in the fourth quarter of fiscal 2000. The Company has not yet determined the effect, if any, the implementation of the Interpretation will have on the financial condition or results of operation of the Company.

2. INVENTORIES:

    Inventories are summarized as follows (in thousands):

                                                    SEPTEMBER 30,
                                                 -------------------    MARCH 31,
                                                   1998       1999        2000
                                                 --------   --------   -----------
                                                                       (UNAUDITED)
Parts and raw materials........................  $22,334    $23,930      $27,924
Work-in-process................................    8,344     11,852       18,567
Finished goods.................................    5,757      5,885        3,836
                                                 -------    -------      -------
                                                 $36,435    $41,667      $50,327
                                                 =======    =======      =======

                                 SEMITOOL, INC.

3. PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment at September 30, 1998 and 1999 is summarized as follows (in thousands):

                                                            1998       1999
                                                          --------   --------
Buildings and improvements..............................  $ 15,337   $ 16,340
Machinery and equipment.................................    20,955     23,396
Furniture, fixtures and leasehold improvements..........    11,534     10,812
Vehicles and aircraft...................................     6,702      5,406
                                                          --------   --------
                                                            54,528     55,954
Less accumulated depreciation and amortization..........   (24,240)   (29,849)
                                                          --------   --------
                                                            30,288     26,105
Land and land improvements..............................     6,014      4,231
                                                          --------   --------
                                                          $ 36,302   $ 30,336
                                                          ========   ========

    Equipment under capital leases and accumulated amortization thereon were approximately $501,000 and $51,000, respectively, as of September 30, 1999.

4. NOTE PAYABLE TO BANK:

    The Company has an uncollateralized line of credit totaling $25 million under an agreement with Bank of America. Borrowings under the line of credit bear interest at the bank's prime lending rate (8.25% at September 30, 1999) or at LIBOR plus 1.5% with the line of credit expiring on April 1, 2001. The line of credit requires monthly interest payments only, until April 1, 2001 with the then outstanding balance repayable in monthly principal and interest payments over a three-year period ending April 1, 2004. At September 30, 1999, there were $10.2 million of advances outstanding on the line of credit. The line of credit agreement provides for a quarterly commitment fee on any unused portion. Additionally, the agreement has various restrictive covenants, including a prohibition against pledging or in any way encumbering current or operating assets during the term of the agreement and the maintenance of various financial ratios.

                                 SEMITOOL, INC.

5. LONG-TERM DEBT AND CAPITAL LEASES:

    Long-term debt and capital leases at September 30, 1999 are summarized as follows (in thousands):

Mortgage term note payable in monthly installments of $23
  including interest at a blended rate of 5.5%, maturing on
  September 1, 2014 (A).....................................  $2,762
Mortgage term note payable in monthly installments of $25
  including interest at a blended rate of 4.7%, maturing on
  December 1, 1999 (A)......................................      71
Mortgage term note payable to First Union National Bank in
  monthly installments of $6, including interest at 7.5%
  until March 30, 2005 and thereafter at the Bank's national commercial rate plus 1.0% per annum, maturing on March 30,
  2008. (B).................................................     483
Mortgage term note payable to the Pennsylvania Industrial
  Development Authority (PIDA) in monthly installments of
  $6, including interest at 4.25%, maturing on December 1,
  2008. (B).................................................     522
Capitalized lease obligation payable in monthly installments of 779 yen (US $7), including interest at 3.2% and
  property taxes at 1.4%, maturing on April 1, 2004.
  Collateralized by equipment...............................     361
Capitalized lease obligation payable in monthly installments of 215 yen (US $2), including interest at 2.2% and
  property taxes at 1.4%, maturing on November 1, 2003.
  Collateralized by equipment...............................      93
                                                              ------
                                                               4,292
Less current portion........................................     381
                                                              ------
                                                              $3,911
                                                              ======

------------

(A) The mortgage term notes payable are collateralized by a first lien deed of trust on the Kalispell office and manufacturing facility and by all fixtures and personal property of the Company necessary for the operation of the facility. The Montana State Board of Investments provided 80% of the financing with Bank of America providing the remaining 20%. The notes are personally guaranteed by Raymon F. Thompson, the Company's chairman, and are subject to the restrictive covenants described in Note 4.

(B) The mortgage term note payable to First Union National Bank is collateralized by a first lien deed of trust on the Coopersburg, Pennsylvania office and manufacturing facility and by all fixtures and personal property of Rhetech, Inc. necessary for the operation of the facility. The mortgage term note payable to PIDA is collateralized by a second lien upon the premises in Coopersburg, Pennsylvania upon which the Rhetech, Inc. office and manufacturing facility resides, and is subordinate only to the $540,000 mortgage, dated March 26, 1998, between Rhetech, Inc. and First Union National Bank. The net book value of assets pledged under the agreements was $2.3 million at September 30, 1999.

                                 SEMITOOL, INC.

5. LONG-TERM DEBT AND CAPITAL LEASES: (CONTINUED)
    Principal maturities for long-term debt and capital leases at September 30, 1999, are summarized as follows (in thousands):

YEAR ENDING                                                    NOTES     CAPITAL
SEPTEMBER 30,                                                 PAYABLE     LEASES
-------------                                                 --------   --------
  2000......................................................   $  287      $112
  2001......................................................      224       112
  2002......................................................      242       112
  2003......................................................      256       112
  2004......................................................      271        55
Thereafter..................................................    2,558        --
Less interest and property taxes............................       --       (49)
                                                               ------      ----
                                                               $3,838      $454
                                                               ======      ====

6. EMPLOYEE BENEFIT AND STOCK OPTION PLANS:

    Semitool maintains a profit-sharing plan and trust under Section 401(k) of the Internal Revenue Code. Under the terms of the plan, U.S. employees may make voluntary contributions to the plan. Semitool contributes a matching amount equal to 50% of the employee's voluntary contribution up to 5% of the employee's compensation. Semitool may also make non-matching contributions to the plan, which are determined annually by the Board of Directors. Total profit sharing contribution cost for this plan was approximately $1,115,000, $1,080,000 and $1,216,000 for the years ended September 30, 1997, 1998 and 1999, respectively.

    Semitool Europe Ltd. maintains a defined contribution pension agreement. This pension agreement is open to all employees with more than three months of service. The employer and employee contributions are invested in each individual member's personal pension plan with a United Kingdom insurance company. The employer has an obligation to make contributions at one-half of the contribution rate paid by the employee, subject to a rate between 2.5% and 5.0% of the employee's salary. The total pension cost for this plan for the years ended September 30, 1997, 1998 and 1999 approximated $37,000, $59,000 and $23,000, respectively.

    The Company's other foreign subsidiaries do not operate their own pension plans, but retirement benefits are generally provided to employees through government plans operated in their respective countries.

    In December 1994, the Board of Directors adopted and the shareholders approved the Semitool, Inc. 1994 Stock Option Plan (the Option Plan). A total of 1,800,000 shares of common stock were reserved for issuance under the Option Plan. In February 1997 and again in 1998 and 1999, the Option Plan was amended to increase the number of shares of common stock available for issuance thereunder by 400,000 shares per amendment for a total increase of 1,200,000. The total shares reserved for the Option Plan is 3,000,000 at September 30, 1999. Options granted under the Option Plan generally become exercisable at a rate of 5% per quarter commencing three months after the grant date. Semitool may grant options that qualify as incentive stock options to employees and nonqualified stock options to employees, officers, directors, independent contractors and consultants. The Option Plan also provides for automatic grants of nonqualified stock options to independent directors. The Option Plan will terminate in December 2004 unless terminated earlier at the discretion of the Board of Directors. At September 30, 1999, 774,478 shares were available for future issuance under the Option Plan. Options are granted at an exercise price equal to the market price of the common stock and no compensation expense has been recognized in 1997, 1998 or 1999 under the Option Plan.

                                 SEMITOOL, INC.

6. EMPLOYEE BENEFIT AND STOCK OPTION PLANS: (CONTINUED)

    The following summary shows stock option activity for the three years ended September 30, 1999:

                                                                     WEIGHTED-
                                                                      AVERAGE
                                                       NUMBER OF   EXERCISE PRICE
STOCK OPTION ACTIVITY                                   SHARES       PER SHARE
---------------------                                  ---------   --------------
October 1, 1996......................................  1,271,620        $5.06
Granted..............................................    326,000        $5.27
Exercised............................................   (199,874)       $5.07
Forfeited............................................   (201,100)       $5.33
                                                       ---------        -----

September 30, 1997...................................  1,196,646        $5.07
Granted..............................................    859,000        $5.64
Exercised............................................    (73,018)       $4.68
Forfeited............................................   (251,280)       $5.87
                                                       ---------        -----

September 30, 1998...................................  1,731,348        $5.26
Granted..............................................    291,000        $4.59
Exercised............................................    (44,950)       $4.81
Forfeited............................................   (198,498)       $5.75
                                                       ---------        -----
September 30, 1999...................................  1,778,900        $5.10
                                                       =========        =====

    The following tables summarize information about stock options outstanding at September 30, 1999:

                                                      OPTIONS OUTSTANDING
                                          --------------------------------------------
                                                                WEIGHTED-    WEIGHTED-
                                                                 AVERAGE      AVERAGE
                                                                REMAINING    EXERCISE
                                                NUMBER         CONTRACTUAL     PRICE
RANGE OF                                    OUTSTANDING AT        LIFE          PER
EXERCISE PRICES                           SEPTEMBER 30, 1999   (IN YEARS)      SHARE
---------------                           ------------------   -----------   ---------
$3.16--$4.63............................         821,350           6.6         $4.21
$4.88--$7.32............................         917,550           8.4         $5.79
$7.50--$8.13............................          40,000           7.2         $7.56
                                               ---------           ---         -----
                                               1,778,900           7.5         $5.10
                                               =========           ===         =====

                                                      OPTIONS EXERCISABLE
                                          --------------------------------------------
                                                                WEIGHTED-    WEIGHTED-
                                                                 AVERAGE      AVERAGE
                                                                REMAINING    EXERCISE
                                                NUMBER         CONTRACTUAL     PRICE
RANGE OF                                    EXERCISABLE AT        LIFE          PER
EXERCISE PRICES                           SEPTEMBER 30, 1999   (IN YEARS)      SHARE
---------------                           ------------------   -----------   ---------
$3.16--$4.63............................         528,636           6.6         $4.31
$4.88--$7.32............................         284,900           8.4         $6.04
$7.50--$8.13............................          26,300           7.2         $7.58
                                               ---------           ---         -----
                                                 839,836           7.5         $5.00
                                               =========           ===         =====

                                 SEMITOOL, INC.

6. EMPLOYEE BENEFIT AND STOCK OPTION PLANS: (CONTINUED)
    The number and weighted-average exercise prices of options exercisable at September 30, 1997, 1998 and 1999 are summarized as follows:

                                                  1997       1998       1999
                                                --------   --------   --------
Number exercisable............................   393,274    598,934    839,836
Weighted-average exercise price per share.....  $   4.86   $   5.04   $   5.00

    The exercise and sale of certain qualified options resulted in the treatment of those options as nonqualified options for tax purposes. As a result, the Company received a tax benefit associated with those options of $316,000 in 1998 which has been recorded as additional capital.

    The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123) "Accounting for Stock-Based Compensation." Had compensation cost for the Option Plan been determined based on the fair value consistent with the provisions of SFAS
No. 123, the Company's net income (loss) and earnings (loss) per share would have been changed to the pro forma amounts shown below (in thousands, except for per share amounts):

                                                      1997       1998       1999
                                                    --------   --------   --------
Net income (loss):
  As reported.....................................  $12,523     $4,805    $(6,745)
  Pro forma.......................................  $12,275     $4,526    $(7,199)
Diluted earnings (loss) per share:
  As reported.....................................  $  0.46     $ 0.17    $ (0.24)
  Pro forma.......................................  $  0.44     $ 0.16    $ (0.26)

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1998 and 1999, respectively: dividend yield of 0% for all years; expected volatility of 67.8%, 66.0% and 70.0%; risk-free interest rates of 6.31%, 5.49% and 5.44%; and expected lives of 4.6, 4.9 and
4.6 years. The weighted-average fair value of stock options granted during the years ended September 30, 1997, 1998 and 1999, was $3.16, $3.35 and $2.77,
respectively.

7. INCOME TAXES:

    The provision for income taxes for the years ended September 30, 1997, 1998 and 1999 consists of the following (in thousands):

                                                       1997       1998       1999
                                                     --------   --------   --------
Federal:
  Current..........................................   $7,643     $1,487    $(3,973)
  Deferred.........................................     (643)       231       (446)
State:
  Current..........................................      899        489       (374)
  Deferred.........................................      (76)        77       (483)
Foreign:
  Current..........................................     (148)       191        601
  Deferred.........................................       --         --        475
                                                      ------     ------    -------
                                                      $7,675     $2,475    $(4,200)
                                                      ======     ======    =======

                                 SEMITOOL, INC.

7. INCOME TAXES: (CONTINUED)
    The provision (benefit) for income taxes for the six months ended March 31, 1999 and 2000 consist of the following (in thousands)

                                                               1999       2000
                                                             --------   --------
                                                                 (UNAUDITED)
Federal....................................................  $(1,888)    $2,562
State......................................................     (228)       505
Foreign....................................................       --      1,130
                                                             -------     ------
Total......................................................  $(2,116)    $4,197
                                                             =======     ======

    Domestic and foreign components of income (loss) before income taxes for the years ended September 30, 1997, 1998 and 1999 are as follows (in thousands):

                                                     1997       1998       1999
                                                   --------   --------   --------
Domestic.........................................  $22,245     $6,897    $(12,074)
Foreign..........................................   (2,047)       383       1,129
                                                   -------     ------    --------
                                                   $20,198     $7,280    $(10,945)
                                                   =======     ======    ========

    The components of the deferred tax assets and liabilities as of September 30, 1999 and 1998 are as follows (in thousands):

                                                                1998       1999
                                                              --------   --------
Deferred tax assets:
  Accrued warranty and installation.........................   $3,900     $2,786
  Net operating loss carryforwards..........................      708      1,451
  Research and experimentation credit carryforward..........       --        626
  Other accrued liabilities.................................      700        596
  Inventory.................................................      939        991
  Covenant not to compete...................................      216        300
  Other.....................................................      149        125
                                                               ------     ------
Total deferred tax assets...................................    6,612      6,875
Less valuation allowance....................................     (233)      (947)
                                                               ------     ------
Net deferred tax assets.....................................    6,379      5,928
                                                               ------     ------

Deferred tax liabilities:
  Depreciation and amortization.............................   (2,820)    (1,547)
  Other.....................................................      (40)      (408)
                                                               ------     ------
Total deferred tax liabilities..............................   (2,860)    (1,955)
                                                               ------     ------
Net deferred tax asset......................................   $3,519     $3,973
                                                               ======     ======

    The Company has established a valuation allowance of $233,000 at September 30, 1998 and $947,000 at September 30, 1999 to reduce the deferred tax asset related to the net operating loss carryforwards in its Japanese and Asian subsidiaries.

                                 SEMITOOL, INC.

7. INCOME TAXES: (CONTINUED)
    The Company has net operating loss carryforwards of $1,397,000 in Japan that expire in fiscal years 2001 and 2002, $1,388,000 in Singapore that have no expiration, and $7,302,000 in various states that expire between 2004 and 2019. The Company has a research and experimentation credit carryforward of $626,000 that expires in 2019.

    Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, was approximately $1,748,000 at September 30, 1999. Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes already paid.

    The differences between the consolidated provision for income taxes and income taxes computed using income before income taxes and the U.S. federal income tax rate for the years ended September 30, 1997, 1998 and 1999 are as follows (in thousands):

                                                       1997       1998       1999
                                                     --------   --------   --------
Amount computed using the statutory rate...........   $7,069     $2,475    $(3,721)
Increase (decrease) in taxes resulting from:
  State taxes, net of federal benefit..............      959        374       (747)
  Effect of foreign taxes..........................      569         73        196
  Research and experimentation credit..............     (863)      (790)      (626)
  Foreign sales corporation benefit................     (822)      (272)       (97)
  Increase in valuation allowance..................       --        233        714
  Other, net.......................................      763        382         81
                                                      ------     ------    -------
                                                      $7,675     $2,475    $(4,200)
                                                      ======     ======    =======

8. RELATED PARTY TRANSACTIONS:

    Semitool has agreements with Mr. Raymon F. Thompson, the Company's chairman and a shareholder, to lease aircraft. Under these agreements, rent expense was approximately $1,276,600, $1,273,200 and $474,000 for the years ended
September 30, 1997, 1998 and 1999, respectively. The rental rate for fiscal 2000 will be $57,000 per month, and the lease term is month-to-month.

    Periodically, the Company advances funds to Mr. Thompson and pays certain expenses for the benefit of Mr. Thompson. These advances are offset by amounts payable to Mr. Thompson under the agreements described in the preceding paragraph. Net advances to (from) Mr. Thompson are charged interest at our borrowing rate for short-term funds. Associated with these advances, Mr. Thompson paid us interest of $3,932 in 1998.

    The Company purchased raw materials approximating $720,000 and $441,000 for the years ended September 30, 1997 and 1998, respectively, from a company previously owned by Mr. Thompson. Mr. Thompson sold his holdings of this company in December 1997.

                                 SEMITOOL, INC.

9. COMMITMENTS AND CONTINGENCIES:

    The Company has various operating lease agreements for equipment and office space that expire through the year 2004. Total rent expense for the years ended September 30, 1997, 1998 and 1999, exclusive of amounts paid to a related party as described in Note 8, was approximately $2,011,000, $2,099,000, and $1,632,000, respectively. At September 30, 1999, future rental payments under these agreements are as follows (in thousands):

YEAR ENDING
SEPTEMBER 30,                                                  TOTAL
-------------                                                 --------
    2000....................................................   $1,258
    2001....................................................      824
    2002....................................................      596
    2003....................................................      421
    2004....................................................       75
                                                               ------
                                                               $3,174
                                                               ======

    In August, 1998, the Company filed suit against Novellus Systems, Inc. in the United States District Court for the Northern District of California (Case No. C-98-3089DLJ), alleging infringement of two of its patents relating to single substrate processing tools used in electrochemical deposition of copper onto semiconductor wafers. The Company seeks damages for past infringement, a permanent injunction, treble damages for willful infringement, pre-judgment interest and attorneys fees. Novellus answered the complaint by denying all allegations, counterclaiming for declaratory judgment of invalidity and non-infringement. Discovery is continuing and no trial date has been set. During the six months ended March 31, 2000, Novellus filed a motion for summary judgment of noninfringement, which motion was granted on March 17, 2000 and judgment was subsequently entered on May 12, 2000 dismissing the case. The Company intends to appeal to the United States Court of Appeals for the Federal Circuit, seeking review of the ruling on the motion for summary judgment.

    A lawsuit brought by Mitsubishi Silicon America Corporation, successor to Siltec Corporation (Case No. CV-98-826AA) was filed on July 7, 1998 in the United States Federal District Court for the District of Oregon against us. The lawsuit alleges breach of warranties and seeks damages and attorney's fees in excess of $5 million. We believe the lawsuit to be without merit and are contesting the action vigorously. However, given the inherent uncertainty of litigation and the stage of discovery, there can be no assurance that the ultimate outcome will be in our favor. Further, regardless of the ultimate outcome, there can be no assurance that the diversion of management's attention, and any costs associated with the lawsuit, will not have a material adverse effect on our financial condition, results of operations or cash flows.

    The Company is subject to other legal proceedings and claims which have arisen in the ordinary course of our business and have not been finally adjudicated. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of management, based upon the information available at this time, that the currently expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flows.

                                 SEMITOOL, INC.

10. SHAREHOLDERS' EQUITY:

    The Board of Directors has the authority to issue preferred stock of Semitool in one or more series and to fix the rights, privileges, preferences and restrictions granted to or imposed upon any unissued shares of preferred stock, without further vote or action by the common shareholders.

    The authorized shares of the Company's capital stock were increased from 30,000,000 to 75,000,000 at the February 8, 2000 Annual Meeting of Shareholders. The Company completed a two-for-one stock split in the form of a 100% stock dividend on March 28, 2000. All references in the consolidated financial statements to the number of shares, per share amounts and market prices of the Company's common stock have been retroactively restated to reflect the increased number of common shares outstanding.

11. FINANCIAL INSTRUMENTS AND CERTAIN CONCENTRATIONS:

    The Company has estimated the fair value of its financial instruments including cash and cash equivalents, payable to shareholder, note payable to bank and long-term debt. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Accordingly, the estimates are not necessarily indicative of what the Company could realize in a current market exchange.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments at September 30, 1998 and 1999 for which it is practicable to estimate that value:

    Cash and Cash Equivalents--The carrying value of cash and cash equivalents approximates fair value due to the nature of the cash investments.

    Payable to Shareholder--The carrying value of the shareholder payable approximates fair value due to the fact that the note carries a variable interest rate.

    Note Payable to Bank--The carrying value of the note payable to bank approximates fair value due to the fact that the note bears a negotiated variable interest rate.

    Long-Term Debt--The fair value of notes payable is based on the discounted value of contractual cash flows using an estimated discount rate of 8.25% which the Company could currently obtain for debt with similar remaining maturities.

    The estimated fair value of financial instruments at September 30, 1998 and 1999, consisted of the following (in thousands):

                                                  1998                  1999
                                           -------------------   -------------------
                                           CARRYING     FAIR     CARRYING     FAIR
                                            AMOUNT     VALUE      AMOUNT     VALUE
                                           --------   --------   --------   --------
Cash and cash equivalents................   $7,287     $7,287    $ 4,789    $ 4,789
Payable to shareholder...................       78         78          3          3
Note payable to bank.....................    3,000      3,000     10,160     10,160
Long-term debt...........................    4,432      3,927      3,838      3,321

                                 SEMITOOL, INC.

11. FINANCIAL INSTRUMENTS AND CERTAIN CONCENTRATIONS: (CONTINUED)
    At September 30, 1998 and 1999, trade receivables of the Company were primarily from companies in the semiconductor industry, and included approximately $15.9 million and $24.5 million, respectively, of foreign receivables. Accordingly, the Company is exposed to concentrations of credit risk. The Company routinely assesses the financial strength of its customers.

12. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION:

    The Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information" in 1999. SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.
SFAS 131 also requires disclosures about product and services, geographic areas and major customers.

    The Company's reportable segments have been determined based on the nature of its operations, products offered to customers and information used by the chief operating decision maker as defined by SFAS 131. The Company's two reportable segments are Semiconductor Equipment and Software Control Systems.

    The Semiconductor Equipment segment's primary products perform cleaning and electroplating processes. The Software Control Systems segment's primary products are designed to provide a communication interface to monitor and control most of the front-end process equipment in a fab. The Semiconductor Equipment's current product offerings qualify for aggregation under SFAS 131 as the products are manufactured and distributed in the same manner, have similar economic characteristics and are sold to the same customer base.

    Consolidated sales to one major customer of the Company's Semiconductor Equipment segment represented 10.9% of total consolidated net sales for the year ended September 30, 1997. No other customer represented more than 10% of total consolidated net sales for any period presented.

    The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies" note. Segment operating results are measured based on income (loss) from operations. Intersegment sales are based on internal transfer prices. Intersegment sales reflect sales of products from the Software Control Systems segment to the Semiconductor Equipment segment. Segment assets consist of assets that are identified to reportable segments.

                                 SEMITOOL, INC.

12. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION: (CONTINUED)

    Financial information by operating segment for 1997, 1998 and 1999 is summarized as follows (amounts in thousands):

                                                        EQUIPMENT
                                         CONSOLIDATED    SEGMENT           SOFTWARE SEGMENT
                                         ------------   ---------   ------------------------------
                                           EXTERNAL     EXTERNAL    EXTERNAL   INTERNAL    TOTAL     ELIMINATIONS
                                         ------------   ---------   --------   --------   --------   ------------
Net Sales
1997...................................    $193,952     $184,421    $ 9,531      $984     $10,515      $  (984)
1998...................................     180,501      168,902     11,599       181      11,780         (181)
1999...................................     122,528      109,646     12,882       413      13,295         (413)

Income (Loss) from Operations
1997...................................      20,432       18,346                            2,736         (650)
1998...................................       8,087        8,587                             (381)        (119)
1999...................................     (12,741)     (12,996)                             572         (317)

Segment Assets
1997...................................     131,725      128,030                            5,501       (1,806)
1998...................................     127,990      120,082                            9,986       (2,078)
1999...................................     131,884      125,162                            8,767       (2,045)

Capital Expenditures for Long-Lived
Assets
1997...................................      13,730       12,395                            1,335
1998...................................      15,286       10,171                            5,115
1999...................................       6,510        5,404                            1,106

Depreciation and Amortization Expense
1997...................................       6,077        5,215                              862
1998...................................      10,423        9,010                            1,413
1999...................................      10,351        8,657                            1,694

    Financial information (unaudited) by operating segment for the six months ended March 31, 1999 and 2000 is summarized as follows (amounts in thousands):

                                                        EQUIPMENT
                                                         SEGMENT           SOFTWARE SEGMENT
                                                        ---------   ------------------------------
                                         CONSOLIDATED   EXTERNAL    EXTERNAL   INTERNAL    TOTAL     ELIMINATIONS
                                         ------------   ---------   --------   --------   --------   ------------
Net sales
1999...................................    $ 56,238     $ 49,602    $ 6,636      $ 90     $ 6,726      $   (90)
2000...................................     103,863       96,987      6,876       891       7,767         (891)

Income (loss) from operations
1999...................................      (7,163)      (7,504)       341        43         384          (43)
2000...................................      13,158       12,909        249       642         891         (642)

                                 SEMITOOL, INC.

12. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION: (CONTINUED)
    Financial information by geographic location for 1997, 1998 and 1999 is summarized as follows (amounts in thousands):

                                                UNITED                                ASIA &
                                                STATES     EUROPE     JAPAN     OTHER CONSOLIDATED
                                               --------   --------   --------   ------------------
Net Sales, by customer location
1997.........................................  $124,378   $39,564    $14,028    $15,982   $193,952
1998.........................................   111,282    47,788     15,529      5,902    180,501
1999.........................................    57,784    29,346     22,963     12,435    122,528

Property, Plant and Equipment, Net
1997.........................................    30,054     3,370        221         40     33,685
1998.........................................    31,512     4,275        198        317     36,302
1999.........................................    24,742     3,640      1,695        259     30,336

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO "SEMITOOL," "WE," "OUR" AND "US" REFER TO SEMITOOL, INC. AND OUR SUBSIDIARIES.

                           --------------------------

                               TABLE OF CONTENTS

                            ------------------------

                                             PAGE
                                           --------
Prospectus Summary.......................      1

Risk Factors.............................      4

Special Note Regarding Forward-Looking
  Statements.............................     15

Use of Proceeds..........................     15

Dividend Policy..........................     15

Price Range of Our Common Stock..........     16

Capitalization...........................     17

Selected Consolidated Financial Data.....     18

Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................     20

Business.................................     29

Management...............................     39

Related Party Transactions...............     40

Principal and Selling Shareholders.......     41

Underwriting.............................     43

Legal Matters............................     45

Experts..................................     45

Available Information....................     46

Incorporation of Certain Documents by
  Reference..............................     46

Index to Consolidated Financial
  Statements.............................    F-1

                                     [LOGO]

                                4,100,000 SHARES

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                            BEAR, STEARNS & CO. INC.
                            NEEDHAM & COMPANY, INC.
                                 WIT SOUNDVIEW
                          RAGEN MACKENZIE INCORPORATED

                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Semitool, Inc. (the "Company") in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $ 22,406
NASD filing fee.............................................     8,987
Nasdaq National Market listing fee..........................    17,500
Printing and engraving costs................................   100,000
Legal fees and expenses.....................................   250,000
Accounting fees and expenses................................   150,000
Blue sky fees and expenses..................................     5,000
Transfer agent and registrar fees and expenses..............     5,000
Miscellaneous expenses......................................    41,107
                                                              --------
  Total.....................................................  $600,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Sections 35-1-451 through 35-1-459 of the Montana Code Annotated authorize a court to award, or a corporation to provide, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended. Section 35-1-452 of the Montana Code Annotated authorizes a corporation to indemnify a director against liability incurred because he is or was a director of the registrant, provided that certain standards are met, except in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation or in connection with any other proceeding in which the director is adjudged liable on that basis that personal benefit was improperly received by the director. Article VII, Section B of the Company's Articles of Incorporation provides for indemnification of the Company's directors, officers, employees and agents to an extent not inconsistent with Montana law.

    Directors of the Company may also be indemnified pursuant to a liability insurance policy maintained by the Company for such purposes. The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided by the underwriters for inclusion in this Registration Statement.

    Section 35-1-216(2)(d) authorizes a corporation to include in its articles of incorporation a provision eliminating or limiting the liability of a director to the corporation or its shareholders for money damages for any actions or omissions by a director, except liability for the amount of a financial benefit received by a director to which the director is not entitled, an intentional infliction of harm on the corporation or the shareholders, an intentional violation of criminal law, or if the director participates in making an unlawful distribution. Article VII, Section A of the Company's Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Montana law, such limitations on a director's liability to the registrant and its shareholders.

    The Company entered into agreements with its directors and executive officers that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder.

ITEM 16. EXHIBITS

    The Exhibits are as set forth on the Exhibit Index hereto.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Company hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana, on June 16, 2000.

                                                       SEMITOOL, INC.

                                                       By   /s/ RAYMON F. THOMPSON
                                                            -----------------------------------------
                                                            Raymon F. Thompson
                                                            CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE
                                                            OFFICER

                               POWER OF ATTORNEY

    The undersigned hereby constitutes and appoints Raymon F. Thompson and William A. Freeman as his true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his stead, in any and all capacities, to sign on his behalf the registration statement on Form S-3 in connection with the sale by Semitool, Inc. of shares of offered securities, and to execute any amendments thereto (including post-effective amendments) or certificates that may be required in connection with this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, jointly and severally, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
               /s/ RAYMON F. THOMPSON
     -------------------------------------------       Chairman of the Board, President  June 16, 2000
                (Raymon F. Thompson)                   and Chief Executive Officer

               /s/ WILLIAM A. FREEMAN
     -------------------------------------------       Senior Vice President and Chief   June 16, 2000
                (William A. Freeman)                   Financial Officer

                 /s/ LARRY A. VIANO
     -------------------------------------------       Controller, Treasurer and         June 16, 2000
                  (Larry A. Viano)                     Principal Accounting Officer

                /s/ HOWARD E. BATEMAN
     -------------------------------------------       Director                          June 16, 2000
                 (Howard E. Bateman)

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
                /s/ RICHARD A. DASEN
     -------------------------------------------       Director                          June 16, 2000
                 (Richard A. Dasen)

                /s/ TIMOTHY C. DODKIN                  Director and Senior Vice
     -------------------------------------------       President, Managing Director,     June 16, 2000
                 (Timothy C. Dodkin)                   Semitool Europe, Ltd.

                /s/ DANIEL J. EIGEMAN
     -------------------------------------------       Director                          June 16, 2000
                 (Daniel J. Eigeman)

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER
---------------------
         1.1*           Form of Underwriting Agreement

         5.1*           Opinion of Crowley, Haughey, Hanson, Toole & Dietrich,
                        P.L.L.P.

        23.1            Consent of PricewaterhouseCoopers LLP

        23.2            Consent of Crowley, Haughey, Hanson, Toole & Dietrich,
                        P.L.L.P. (included in Exhibit 5.1)

        24.1 Power of Attorney (included on signature page to Registration Statement)

        27.1            Financial Data Schedule (1)

        99.2            Amended and Restated Semitool, Inc. 1994 Stock Option Plan
                        (2)

------------

*   To be filed by amendment.

(1) Incorporated herein by reference to the identically numbered exhibit to the Company's Annual Report on Form 10-K, date of report September 30, 1999.

(2) Incorporated herein by reference to the identically numbered exhibit to the Company's Quarterly Report on Form 10-Q, date of report March 31, 1998.